                                         Filed pursuant to Rule No. 424(b)(3)
                                         Registration Nos. 333-937 and 333-1699

                               [ONCOGENE LOGO]

                               2,825,000 SHARES

                                 COMMON STOCK

     All of the 2,825,000 shares of Common Stock offered hereby through the Underwriters (the "Underwritten Offering") are being issued and sold by Oncogene Science, Inc. ("Oncogene Science" or the "Company"). On March 13, 1996, the last sale price of the Company's Common Stock, as reported on the Nasdaq National Market, was $9.25 per share. See "Price Range of Common Stock." The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "ONCS."

     Concurrently with this offering, the Company is offering 500,000 shares of Common Stock directly to BioChem Pharma Inc. ("BioChem") by a separate prospectus (the "BioChem Offering," and collectively with the Underwritten Offering, the "Offerings"). Although the Underwritten Offering is not contingent on the BioChem Offering, the closings of the Underwritten Offering and the BioChem Offering may occur simultaneously. The gross price per share of the Common Stock offered in the BioChem Offering will be the same as the per share "Price to Public" set forth below. There can be no assurance that the BioChem Offering will result in the purchase of any shares of Common Stock by BioChem. See "BioChem Offering" and "Underwriting and Plan of Distribution."
                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
            TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                                                 UNDERWRITING
                                                                DISCOUNTS AND     PROCEEDS TO
                                              PRICE TO PUBLIC    COMMISSIONS       COMPANY(1)
------------------------------------------------------------------------------------------------
Per Share...................................       $9.125           $0.55            $8.575
------------------------------------------------------------------------------------------------
Total(2)....................................    $25,778,125       $1,553,750      $24,224,375
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company estimated at $450,000, and excluding any proceeds to the Company from the BioChem Offering.

(2) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 423,750 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $29,644,844, $1,786,813 and $27,858,031, respectively.
                            ------------------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens & Company"), San Francisco, California on or about March 19, 1996.

                         ROBERTSON, STEPHENS & COMPANY

                 THE DATE OF THIS PROSPECTUS IS MARCH 14, 1996

                             AVAILABLE INFORMATION
     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected without charge and copied at the public reference facilities maintained by the Commission at Room 1014, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, New York, New York 10048; and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at the prescribed rates. Oncogene Science's Common Stock is listed and traded on the Nasdaq National Market. Reports, proxy statements and other information filed by the Company may also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20002.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents, which provide certain information with respect to Oncogene Science, are incorporated by reference in this Prospectus:

     1. Annual Report of the Company on Form 10-K for the fiscal year ended September 30, 1995, as amended by Forms 10-K/A filed on January 29 and February 20, 1996;

     2. Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended December 31, 1995;

     3. The description of the Company's Common Stock, $.01 par value, which is contained in the Company's Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by Oncogene Science pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that the statement is modified or superseded by any other subsequently filed document which is incorporated or is deemed to be incorporated by reference herein. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Oncogene Science hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated into this Prospectus and deemed to be part hereof, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. These documents are available upon request from Matthew Haines, Oncogene Science, Inc., 106 Charles Lindbergh Boulevard, Uniondale, NY 11553, telephone (516) 222-0023.
                            ------------------------
     IN CONNECTION WITH THE UNDERWRITTEN OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------
     IN CONNECTION WITH THE UNDERWRITTEN OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING AND PLAN OF DISTRIBUTION."
                            ------------------------

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Summary...............................................................................    4
Risk Factors..........................................................................    6
Use of Proceeds.......................................................................   17
Dividend Policy.......................................................................   17
BioChem Offering......................................................................   17
Price Range of Common Stock...........................................................   18
Capitalization........................................................................   19
Dilution..............................................................................   20
Selected Consolidated Financial Data..................................................   21
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   22
Business..............................................................................   27
Management............................................................................   45
Principal Stockholders................................................................   48
Description of Capital Stock..........................................................   50
Underwriting and Plan of Distribution.................................................   51
Legal Matters.........................................................................   52
Experts...............................................................................   52
Additional Information................................................................   52
Index to Consolidated Financial Statements............................................  F-1

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus or incorporated by reference herein.

                                  THE COMPANY

     Oncogene Science, Inc., a leader in the innovation of drug discovery technologies, combines genetically engineered live-cell assays with high throughput robotic screening to discover novel, small molecule pharmaceuticals. Independently and in collaboration with Pfizer Inc. ("Pfizer"), Hoechst Marion Roussel, Inc. ("HMRI"), Wyeth-Ayerst Laboratories Division of American Home Products Corporation ("Wyeth") and Ciba-Geigy, Ltd. ("Ciba"), the Company is engaged in the discovery and development of drugs that target 30 proteins in a wide range of disease areas, including cancer, atherosclerosis, neurological disorders and chronic anemias. The Company is developing its most advanced drug candidate, TGF-(Beta)3, a recombinant protein, in collaboration with Ciba. The Company expects that Ciba will commence Phase II clinical trials for TGF-(Beta)3 in wound healing and Phase I clinical trials for TGF-(Beta)3 in oral mucositis in 1996. In addition, the Company's collaborative program with Pfizer has resulted in the identification of a proprietary lead compound that inhibits a protein associated with a number of major cancers. The Company expects that Pfizer may file an Investigational New Drug application ("IND") for this compound in the second half of 1996.

     The Company's technologies have been designed to solve many of the limitations associated with conventional drug screens. The Company's technology platform consists of applying its understanding of the molecular biology of gene transcription to the development of proprietary live-cell assays. These assays are used to test diverse compounds derived from natural sources and from medicinal chemistry libraries of its collaborative partners, using automated, high throughput robotic drug screening techniques. The Company believes its technology platform is widely applicable to the identification of drug candidates to treat many different diseases, including diseases due to mutations or abnormalities in multiple genes. Utilizing its technologies, the Company is able to identify lead compounds that it believes are potent and selective, possess minimal or no cellular toxicity, have activity in live cells and are more likely to progress successfully through preclinical studies compared to lead compounds identified by traditional methods.

     In its collaborative programs with HMRI and Wyeth, the Company's drug screens have identified initial lead compounds for the disease areas being targeted, and several of these lead compounds are in preclinical evaluation. In addition to its collaborative programs, Oncogene Science conducts independent drug discovery efforts to identify lead compounds in chronic anemias, virology and muscle wasting disorders. The Company, is also engaged in the development of a series of cancer diagnostic tests in collaboration with Becton Dickinson and Company ("Becton").

     The Company's strategy includes the following key elements: (i) enhance drug discovery operations by combining new capabilities in combinatorial chemistry with its proprietary robotics and information technology to optimize lead drug candidates more quickly and effectively; (ii) maintain and expand collaborations with pharmaceutical companies to provide funding, development and commercialization capabilities, which enable the Company to focus on its core strengths in drug discovery; and (iii) expand proprietary drug discovery efforts to develop lead compounds through early clinical trials and seek collaborative partners for proprietary programs later in the development process in order to obtain more favorable terms for the funding, development and commercialization of potential drug candidates.

     The Company was incorporated in Delaware in March 1983. Oncogene Science's corporate headquarters and principal research facilities are located at 106 Charles Lindbergh Boulevard, Uniondale, New York 11553, and its telephone number is (516) 222-0023.

                                  THE OFFERING

Common Stock Offered by the Company
  Underwritten Offering........................................    2,825,000 shares
  BioChem Offering.............................................    500,000 shares(1)
         Total.................................................    3,325,000 shares
Common Stock Outstanding after the Offerings...................    20,852,789 shares(2)
Use of Proceeds................................................    For research and development
                                                                   expenses, including funds for
                                                                   enhancing the Company's drug
                                                                   discovery technologies, and for
                                                                   general corporate purposes.
                                                                   See "Use of Proceeds."
Nasdaq National Market Symbol..................................    ONCS

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                                         THREE MONTHS ENDED
                                                        YEAR ENDED SEPTEMBER 30,            DECEMBER 31,
                                                     -------------------------------     -------------------
                                                      1993        1994        1995        1994        1995
                                                     -------     -------     -------     -------     -------
STATEMENT OF OPERATIONS DATA:
Total revenues.....................................  $16,088     $16,299     $15,865     $ 4,208     $ 2,276
Operating expenses:
    Research and development.......................   10,660      12,125      13,523       3,077       2,683
    Production.....................................    1,443       1,428       1,253         405          22
    Selling, general and administrative............    6,430       7,487       7,140       1,875       1,332
    Amortization of intangibles....................    1,746       1,745       1,697         436         363
                                                     --------    --------    --------    --------    --------
Total operating expenses...........................   20,279      22,785      23,613       5,793       4,400
Loss from operations...............................   (4,191)     (6,486)     (7,748)     (1,585)     (2,124)
Gain on sale of Research Products Business.........       --          --       2,720          --          --
Other income, net..................................      885         762         769         194         353
                                                     --------    --------    --------    --------    --------
Net loss...........................................  $(3,306)    $(5,724)    $(4,259)    $(1,391)    $(1,771)
                                                     ==========  ==========  ==========  ==========  ==========
Net loss per share.................................  $ (0.21)    $ (0.35)    $ (0.25)    $ (0.09)    $ (0.10)
                                                     ==========  ==========  ==========  ==========  ==========
Weighted average shares outstanding................   16,080      16,335      16,757      16,343      17,476

                                                                                    DECEMBER 31, 1995
                                                                            ---------------------------------
                                                                                ACTUAL         AS ADJUSTED(3)
                                                                            --------------     --------------
BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments......................     $ 24,085           $ 52,176
Total assets..............................................................       41,739             69,830
Accumulated deficit.......................................................       27,900             27,900
Stockholders' equity......................................................       39,188             67,279

---------------
(1) Concurrently with the Underwritten Offering, the Company is offering to BioChem the opportunity to acquire 500,000 shares of Common Stock at a gross per share purchase price equal to the per share Price to Public indicated on the cover page of this Prospectus. There can be no assurance that the BioChem Offering will result in the purchase of any shares of Common Stock by BioChem. See "BioChem Offering."
(2) As of December 31, 1995 and excluding outstanding options and warrants to purchase 2,452,366 shares of Common Stock as of that date.
(3) Adjusted to reflect the sale by the Company of 2,825,000 shares of Common Stock offered in the Underwritten Offering, and 500,000 shares of Common Stock offered in the BioChem Offering, at a public offering price of $9.125 per share and the application of the estimated net proceeds therefrom, after deducting underwriting discounts and commissions, financial advisory fees and estimated offering expenses payable by the Company. See "Underwriting and Plan of Distribution" and "Use of Proceeds."

    This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Risk Factors."

    Except as otherwise indicated, the information contained in this Prospectus assumes (i) no exercise of the Underwriters' over-allotment option, (ii) no exercise of stock options after December 31, 1995, and (iii) simultaneous closings of the Underwritten Offering and BioChem Offering. See "Underwriting and Plan of Distribution."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

UNCERTAINTIES RELATED TO CLINICAL TRIALS

     Oncogene Science has limited experience in conducting clinical trials and intends to rely primarily on the pharmaceutical companies with which it collaborates, including Ciba, Pfizer, HMRI and Wyeth, for clinical development and regulatory approval of its product candidates. Before obtaining regulatory approvals for the commercial sale of its products, the Company or its collaborative partners will be required to demonstrate through preclinical studies and clinical trials that the proposed products are safe and effective for use in each target indication. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale testing, and there can be no assurance that the clinical trials conducted by the Company or its partners will demonstrate sufficient safety and efficacy to obtain the required regulatory approvals or will result in marketable products. In addition, clinical trials are often conducted with patients having the most advanced stages of disease. During the course of treatment, these patients can die or suffer other adverse medical effects for reasons that may not be related to the pharmaceutical agent being tested, but which can nevertheless affect clinical trial results. Various companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.

     Clinical trials for the product candidates being developed by the Company and its collaborators may be delayed by many factors. For example, clinical trials for TGF-(Beta)3, the Company's product candidate most advanced in clinical development, have been delayed as a result of a failure on the part of Ciba's temporary contract manufacturer's facility to fully comply with good manufacturing practices ("GMP") in producing clinical quantities of TGF-(Beta)3. No assurance can be given that the same or similar problems will not recur and that these clinical trials or trials with respect to its diagnostic and small molecule pharmaceutical product candidates will not be subject to additional delays or otherwise terminated. Any delays in, or termination of, the clinical trials of any of the Company's product candidates would have a material adverse effect on the Company's business, financial condition and results of operations.

     In the Company's small molecule drug discovery operations, no product candidates have entered clinical trials. Consequently, compounds discovered using the Company's small molecule discovery technology have not yet been proven safe or effective in humans. Furthermore, the Company's drug discovery assays are focused on several target genes, the functions of which have not yet been fully elucidated. As such, the safety and efficacy of drugs that alter the transcription of these genes have not yet been established. No assurance can be given that any lead small molecule compounds or diagnostic product candidates emerging from the Company's discovery and development operations will successfully enter or complete clinical trials or receive marketing approval from the U.S. Food and Drug Administration ("FDA") or any foreign regulatory authorities on a timely basis or at all. See "Business -- Product Development and Research Programs."

DEPENDENCE ON COLLABORATIVE RELATIONSHIPS

     The Company does not intend to conduct late-stage clinical trials, or manufacturing or marketing activities with respect to any of its product candidates in the foreseeable future. The Company has collaborations with Ciba, Pfizer, HMRI and Wyeth for the development of potential drug candidates, and to date, its most advanced programs are in TGF-(Beta)3 with Ciba for wound healing and oral mucositis and an oncogene inhibitor with Pfizer for the treatment of certain cancers. The Company also collaborates with Becton in the development of cancer diagnostic products. The Company is dependent on the pharmaceutical and diagnostic companies with which it collaborates for the preclinical testing, clinical development, regulatory approval, manufacturing and marketing of its products. The Company's collaborative agreements allow its collaborative partners significant discretion in electing to pursue or not to pursue any of these activities. The Company cannot control the amount and timing of resources its collaborative partners devote to the Company's programs or potential products. If any of the Company's collaborative partners were to breach or terminate its agreements with the Company or otherwise fail to conduct its collaborative activities successfully in a timely manner, the preclinical or clinical development or commercialization of product candidates or research programs would be delayed or terminated. Any such delay or termination could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has a collaborative research agreement with Ciba relating to the clinical development, manufacturing and marketing of the Company's recombinant protein TGF-(Beta)3 for various indications. Under this agreement, Ciba has the right to manufacture TGF-(Beta)3 for clinical development and commercial purposes for all indications. The Company and other potential licensees of TGF-(Beta)3 are, and will be, dependent on Ciba as the sole manufacturer of TGF-(Beta)3. No assurance can be given that Ciba will supply TGF-(Beta)3 to the Company and its licensees as needed. Ciba has experienced delays in the production of TGF-(Beta)3 as a result of a failure on the part of its temporary contract manufacturer to comply with certain FDA manufacturing regulations which have resulted in delays in clinical trials. There can be no assurance that the Company or its licensees will not experience problems in obtaining a supply of TGF-(Beta)3 in the future. In addition, a substantial milestone payment to the Company by Ciba under this collaboration is dependent on Ciba accomplishing certain clinical development objectives, over which the Company has no control. Failure of Ciba to complete clinical development and obtain regulatory approval for TGF-(Beta)3 in one or more indications could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company relies on its collaborative partners to provide funding in support of its research operations. As of December 31, 1995, the Company had received or accrued an aggregate of $62.7 million in research funding and milestone payments from its collaborative partners, approximately one-half of which has been provided by Pfizer. The Company would be required to devote additional internal resources to product development, or scale back or terminate certain development programs or seek alternative collaborative partners, if funding from one or more of its collaborative programs were reduced or terminated. For example, Becton has reduced its funding under the Company's diagnostic products collaboration for fiscal 1996. This collaboration will expire on September 30, 1996 and the Company is uncertain as to whether it will be renewed at such time. The Company is negotiating with Pfizer for the renewal of its collaboration with Pfizer, which expires on March 31, 1996. The Company is also negotiating with HMRI for the consolidation of its three collaborative research agreements with each of HMRI's predecessor companies, which expire on various dates in 1997 and 1999. There can be no assurance that these collaborations will be renewed on acceptable terms, if at all.

     The Company owns or controls the rights to only a relatively small number of the compounds that it tests in its drug discovery operations. The Company is dependent on access to the compound libraries of its collaborative partners and others in order to enhance the value of its high throughput drug screens. Failure by the Company to gain access to the compound libraries of its collaborative partners and others would restrict its ability to exploit fully its high throughput screening capabilities and would have a material adverse effect on its business, financial condition and results of operations.

     Disputes may arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements between collaborators and the Company could lead to delays in the collaborative research, development or commercialization of certain product candidates, or could require or result in litigation or arbitration, which would be time-consuming and expensive, and would have a material adverse effect on the Company's business, financial condition and results of operations.

     Generally, in its collaborative research agreements, the Company agrees not to conduct independently, or with any third party, any research that is competitive with the research conducted under its collaborative programs. The Company's collaborative relationships may have the effect of limiting the areas of research the Company may pursue. For example, under its collaborative research agreement with Pfizer, the Company is prohibited during the term of the contract from pursuing or sponsoring research aimed at the discovery of drugs for the treatment of cancer. However, the Company's collaborative partners may develop, either alone or with others, products that are similar to or competitive with the products or potential products that are the subject of the Company's collaborations with such partners. Competing products, either developed by the collaborative partners or to which the collaborative partners have rights, may result in their withdrawal of support for the Company's product candidates, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     All of the Company's collaborative programs with pharmaceutical companies have terms of six or fewer years, which is generally less than the period required for the discovery, clinical development and commercialization of most drugs. The continuation of any of the Company's drug discovery and development programs is dependent on the periodic renewal of the relevant collaborative partnership. Furthermore, all of the Company's collaborative research agreements are subject to termination under various circumstances. Certain of the Company's collaborative research agreements provide that, upon expiration of a specified period after commencement of the agreement, its collaborative partners have the right to terminate the agreement on short notice without cause. For example, the Company's collaborative research agreement with Wyeth is currently terminable by Wyeth on four months notice. The termination or nonrenewal of this or any other collaborative relationship could have a material adverse effect on the Company's business, financial condition and results of operations.

     There have been a significant number of recent consolidations among large pharmaceutical and diagnostic companies. Such consolidations among these companies with which the Company is engaged in collaborative research can result in the diminution or termination of, or delays in, one or more of the Company's collaborative programs. For example, in 1995, the pharmaceutical operations of three companies with which the Company had collaborative research agreements, Hoechst AG ("Hoechst"), Hoechst Roussel Pharmaceuticals, Inc. ("Hoechst Roussel") and Marion Merrell Dow Inc. ("MMDI") were combined in one entity, HMRI. This combination resulted in delays in the Company's collaborative programs with each of the constituent companies. In addition, HMRI is conducting a review of all of its research and development programs with a view to determining which programs to continue or terminate. The Company and HMRI are negotiating to consolidate all three collaborative research agreements under one new agreement. However, HMRI's total funding commitment under the consolidated agreement, assuming such agreement is entered into, will be less than the aggregate historical funding provided under the separate agreements. Notwithstanding this agreement in principle, there can be no assurance that HMRI will not terminate or elect not to renew certain or all of its agreements with the Company. Termination by HMRI of any of its agreements with the Company could have a material adverse effect on the Company's business, financial condition and results of operations. Also, Ciba has announced that it plans to merge with Sandoz, Ltd. There can be no assurance that this merger will not result in the diminution or termination of, or delays in, one or more of the Company's collaborative programs with Ciba.

     The Company's strategy for the discovery, development, clinical testing, manufacturing and marketing of certain of its potential products includes establishing additional collaborations. There can be no assurance that the Company will be able to negotiate such collaborative arrangements on acceptable terms, if at all, or that such collaborations will be successful. See
"Business -- Product Development and Research Programs -- Small Molecule Collaborative Programs."

UNCERTAINTIES RELATED TO THE EARLY STAGE OF DEVELOPMENT; TECHNOLOGICAL UNCERTAINTIES

     To date, the Company has generated no revenue from the sale of pharmaceutical products. All of the lead compounds in the Company's small molecule drug discovery programs are either in the discovery or the preclinical evaluation phase. TGF-(Beta)3, which is the Company's product candidate most advanced in clinical development, to date has been subject to limited clinical evaluation. The Company has commercialized one diagnostic product, which to date has not generated significant sales and is not expected to generate significant sales in the future. Any products resulting from the Company's development programs are not expected to be commercially available for several years, if at all.

     All of the Company's potential products will require significant research and development and are subject to significant risks. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may be found ineffective or cause harmful side effects during preclinical testing or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical to produce, fail to achieve market acceptance or be precluded from commercialization by proprietary rights of third parties. There can be no assurance that the Company's or its collaborative partners' product development efforts will be successfully completed, that required regulatory approvals will be obtained or that any products, if introduced, will be successfully marketed or achieve customer acceptance.

     The Company's transcription-based live-cell assays are novel as a drug discovery method and have not yet been shown to be successful in the development of any commercialized drug. Furthermore, the Company's drug discovery assays are focused on several target genes, the functions of which have not yet been fully elucidated. There can be no assurance that the Company's live-cell assay technology will result in lead compounds that will be safe and efficacious. Development of new pharmaceutical products is highly uncertain, and no assurance can be given that the Company's drug discovery technology will result in any commercially successful products. See "Business -- Product Development and Research Programs."

UNCERTAINTY OF FUTURE PROFITABILITY

     Oncogene Science has had net operating losses since its inception in 1983. At December 31, 1995, the Company's accumulated deficit was approximately $27.9 million. The Company's losses have resulted principally from costs incurred in research and development, and from general and administrative costs associated with the Company's operations. These costs have exceeded the Company's revenues, which to date have been generated principally from collaborative research agreements, and to a lesser extent, from operation of the Company's Research Products Business, research grants and interest income. Oncogene Science expects to incur substantial additional operating expenses over the next several years as a result of increases in its expenses for research and development, including enhancements in its drug discovery technologies, and with respect to its internal proprietary projects, its small molecule and diagnostic clinical development activities. If the Company does not obtain additional third party funding for such expenses, the Company expects that such expenses will result in increased losses from operations. Oncogene Science does not expect to generate revenues from the sale of its small molecule products for several years, if ever. The Company currently has limited sales of only one diagnostic product. The Company's future profitability depends, in part, on its collaborative partners obtaining regulatory approval for products derived from its collaborative research efforts, the Company's collaborative partners successfully producing and marketing products derived from technology or rights licensed from the Company, and the Company's entering into agreements for the development, commercialization, manufacture and marketing of any products derived from the Company's internal proprietary programs. There can be no assurance that the Company or its collaborative partners will obtain required regulatory approvals, or successfully develop, commercialize, manufacture and market product candidates or that the Company will ever achieve product revenues or profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NEED FOR ADDITIONAL FUNDING; UNCERTAINTY OF ACCESS TO CAPITAL

     The Company will require substantial additional funding in order to continue its research, product development, preclinical testing and clinical trials of its product candidates. The Company's internal proprietary programs and operations will require a significant amount of funding that will not be provided by the Company's existing collaborative partners. The Company's strategy includes developing product candidates in its internal proprietary programs through early stage clinical development, before forming collaborations for the further development of such product candidates. In addition, the Company has implemented a program to enhance certain aspects of its drug discovery technology and capabilities, including investment in, and possible acquisition of, companies with complementary technology. These activities will require investment of significant funds by the Company. No assurance can be given that the Company will have adequate resources to support such existing and future activities or that the Company will be able to enter into collaborative arrangements on acceptable terms, if at all.

     The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the size and complexity of these programs, progress with preclinical testing and early stage clinical trials, the time and costs involved in obtaining regulatory approvals for its product candidates, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the establishment of additional collaborative arrangements, the cost of manufacturing arrangements, commercialization activities, potential indemnification payments to the purchaser of the Research Products Business, and the cost of product in-licensing and strategic acquisitions, if any. The Company evaluates on an ongoing basis potential collaborative arrangements with third parties and acquisitions of companies or technologies that may complement its business.

     The Company intends to seek additional funding through arrangements with corporate collaborators and through public or private sales of the Company's securities, including equity securities. There can be no assurance, however, that additional funding will be available on reasonable terms, if at all. Any additional equity financings would be dilutive to the Company's stockholders. If adequate funds are not available, the Company may be required to curtail significantly one or more of its research and development programs or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies or product candidates, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Generally, the Company's funding pursuant to any particular collaborative research agreement is subject to reduction or termination under various circumstances. For example, as a result of the business combination in 1995 of Hoechst, Hoechst Roussel and MMDI, all pharmaceutical companies with which the Company had collaborative research programs, the Company expects that the total annual research funding it will receive in the future from the combined entity will be reduced relative to the aggregate funding it received under the three separate programs prior to the combination. In addition, Becton reduced its funding under the diagnostic products collaboration in fiscal 1996, and the Company is uncertain as to Becton's ongoing support for this program. There can be no assurance that scheduled payments will be made by third parties, that current agreements will not be cancelled, that government research grants will continue to be received at current levels or that unanticipated events requiring the expenditure of funds will not occur. There can be no assurance that the Company's cash reserves and other liquid assets, including the net proceeds of this offering and funding that may be received from the Company's collaborative partners and interest income earned thereon, will be adequate to satisfy its capital and operating requirements for the foreseeable future. See "Use of Proceeds" and "Business -- Product Development and Research Programs."

NO ASSURANCE OF PROTECTION OF PATENTS AND PROPRIETARY TECHNOLOGY

     The Company's success will depend in part on its ability or the ability of its collaborative partners to obtain patent protection for product candidates, to maintain trade secret protection and operate without infringing on the proprietary rights of third parties.

     The Company is aware of several U.S. and foreign patents owned by others who may allege infringement by TGF-(Beta)3, which the Company is seeking to develop in collaboration within Ciba. Genentech, Inc. has U.S. patents relating to certain recombinant materials and procedures for producing members of the TGF-(Beta) family, including TGF-(Beta)3. In addition, the Company believes that Genentech has license rights under a U.S. Government patent relating to work done at the National Institute of Health of the U.S. Department of Health and Human Services involving the identification and isolation of TGF-(Beta)1. There can be no assurance that the activities or products of the Company or its collaborative partners do not or will not infringe the claims of these or other issued patents held by third parties or any other patent issued in the future. Furthermore, there can be no assurance that any license required under any such patents would be made available or, if available, would be available on acceptable terms. Failure to obtain patent protection or a required license could prevent the Company and Ciba from commercializing TGF-(Beta)3 products. The inability of the Company and Ciba to commercialize TGF-(Beta)3 products could have a material adverse effect on the Company's business, financial condition and results of operations.

     In the cancer diagnostics area, the Company has a U.S. patent relating to an assay which the Company is seeking to develop for the detection of a protein encoded by the neu oncogene ("neu") in serum. The Company is aware that a patent application relating to a similar assay was filed by a third party shortly after the Company filed the application from which its U.S. patent issued. It is possible that the Company may have to participate in an interference proceeding with such third party to determine priority of invention, which could result in substantial costs to the Company. The Company cannot predict whether such an interference proceeding will occur, or if it does occur, whether the Company will prevail. If the Company does not prevail, it may not be able to commercialize its assay for neu in serum without a license from such third party, which may not be available on acceptable terms or at all.

     The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including Oncogene Science, are generally uncertain and involve complex legal and factual questions. There can be no assurance that any of the Company's pending patent applications will be approved, that the Company will develop additional proprietary technologies that are patentable, that any patents issued to the Company or its licensors will provide a basis for commercially viable products or will provide the Company with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the ability of the Company to do business. In addition, patent law relating to the scope of claims in the technology fields in which the Company operates is still evolving. The degree of future protection for the Company's proprietary rights, therefore, is uncertain. Furthermore, there can be no assurance that others will not independently develop similar or alternative technologies, duplicate any of the Company's technologies, or, if patents are issued to the Company, design around the patented technologies developed by the Company. In addition, the Company could incur substantial costs in litigation if it is required to defend itself in patent suits brought by third parties or if it initiates such suits.

     The extent to which efforts by other researchers have resulted or will result in patents and the extent to which the issuance of patents to others would have a material adverse effect on the Company or would force the Company or its collaborative partners or other licensees to obtain licenses from others, if available, is currently unknown. Generally, the Company's royalties on any commercialized products could be reduced by up to 50% if its licensees or collaborative partners are required to obtain such licenses. There can be no assurance that the Company's products, operations or technology will not infringe upon the rights of any third party.

     The Company relies on trade secrets to protect technology where patent protection is not believed to be appropriate or obtainable. The Company has entered, and will continue to enter, into confidentiality agreements with its employees, consultants, licensors and collaborative partners. There can be no assurance, however, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets, that such obligations of confidentiality will be honored or that the Company will be able to effectively protect its rights to proprietary information. See "Business -- Intellectual Property."

COMPETITION AND RISK OF TECHNOLOGICAL OBSOLESCENCE

     The pharmaceutical, biotechnology and diagnostics industries are intensely competitive, and the Company faces, and will continue to face, intense competition from organizations such as large pharmaceutical companies, diagnostic companies, biotechnology companies, academic and research institutions and government agencies. The Company is subject to significant competition from industry participants who are pursuing the same or similar technologies as those which constitute the Company's technology platform and from organizations that are pursuing pharmaceutical products or therapies or diagnostic products that are competitive with the Company's potential products. Most of the organizations competing with the Company have greater capital resources, research and development staffs and facilities, and greater experience in drug discovery and development, obtaining regulatory approval and pharmaceutical product manufacturing and marketing. The Company's major competitors include fully integrated pharmaceutical companies, such as Merck & Co., Inc., Glaxo Wellcome Inc. and SmithKline Beecham plc, that have extensive drug discovery efforts and are developing novel small molecule pharmaceuticals, as well as numerous smaller companies.

     The Company's technology platform consists principally of utilizing genetically engineered live cells, gene transcription technologies and high throughput drug screening. Pharmaceutical and biotechnology companies and others are active in all of these areas, and there can be no assurance that other organizations will not acquire or develop technology superior to that of the Company. Ligand Pharmaceuticals Inc., a publicly owned company, employs live-cell assays, gene transcription, and high throughput robotics in its drug discovery operations. Numerous other companies use one or more of these technologies. Several private companies, including Tularik Inc., Signal Pharmaceuticals Inc. and Scriptgen Pharmaceuticals, Inc., pursue drug discovery using gene transcription methods.

     Companies pursuing different but related fields also present significant competition for the Company. For example, research efforts with respect to gene sequencing and mapping are identifying new and potentially superior target genes. In addition, alternative drug discovery strategies, such as rational drug design, may prove more effective than those pursued by the Company. Furthermore, competing entities may have access to more diverse compounds for testing by virtue of larger compound libraries or through combinatorial chemistry skills or other means. These include Pharmacopeia, Inc., a publicly traded company, CombiChem, Inc. and ArQule, Inc., all of which have major collaborations with leading pharmaceutical companies. There can be no assurance that the Company's competitors will not succeed in developing technologies or products that are more effective than those of the Company or that would render the Company's products or technologies obsolete or noncompetitive.

     With respect to the Company's small molecule drug discovery programs, other companies have potential drugs in clinical trials to treat all the disease areas for which the Company is seeking to discover and develop drug candidates. These competing drug candidates are further advanced in clinical development than are any of the Company's potential products in its small molecule programs and may result in effective, commercially successful products. Even if the Company and its collaborative partners are successful in developing effective drugs, there can be no assurance that the Company's products will compete effectively with such products. No assurance can be given that the Company's competitors will not succeed in developing and marketing products either that are more effective than those that may be developed by the Company and its collaborators or that are marketed prior to any products developed by the Company or its collaborators.

     With respect to its efforts to develop TGF-(Beta)3 for various indications, the Company is aware of competing growth factor proteins in clinical trials, and competing treatment regimens, for wound healing indications. Platelet derived growth factor (PDGF) for diabetic skin ulcers, under development by Chiron Corporation and Johnson & Johnson, has completed Phase III clinical trials in the U.S. Chiron Corporation and Johnson & Johnson have announced that they intend to file a Product Licensing Application ("PLA") for PDGF with the FDA in 1996. Fibroblast growth factor (FGF) for chronic dermal ulcers, under development by Scios Nova Inc. and Kaken Pharmaceutical Co., Ltd., is in Phase III clinical trials in Japan. TGF-(Beta)2 for leg ulcers, under development by Genzyme Corp. and Celtrix Pharmaceuticals, Inc., is in Phase II clinical trials in the U.S. No assurance can be given that the Company and Ciba will successfully develop TGF-(Beta)3 for any indication, including wound healing. Furthermore, if any of the competing growth factor product candidates listed above or other growth factors prove to be effective for wound healing indications, there can be no assurance that any TGF-(Beta)3 product developed by the Company will be able to compete effectively with such product or products.

     Other competing approaches to the treatment of chronic wounds include comprehensive service-based patient centers, which are dedicated to intensive wound management. These centers may include the use of autologous growth factor therapy, in which extracts prepared from the patient's own platelets are used to treat the wounds. Surgical intervention is also frequently employed, which may involve partial amputation and/or surgical revascularization. The use of skin grafts to treat wounds, either autografts (skin from elsewhere on the same patient) or cultured allografts, are also being investigated by several companies, including Advanced Tissues Sciences, Inc. and Organogenesis, Inc. No assurance can be given that TGF-(Beta)3 will prove to be safe and effective or will compete successfully against current and emerging therapies for any particular clinical indication.

     The Company will, for the foreseeable future, rely on its collaborative partners for preclinical evaluation and clinical development of its potential products and manufacturing and marketing of any products. In addition, the Company relies on its collaborative partners for support in its drug discovery operations. It is likely that all of the pharmaceutical companies with which the Company has collaborations are conducting multiple product development efforts within each disease area. Generally, the Company's collaborative research agreements do not restrict a party from pursuing competing internal development efforts based on reasonable commercial judgment and other factors. Any product candidate of the Company, therefore, may be subject to competition with a potential product under development by the pharmaceutical company with which the Company is collaborating in connection with such product candidate.

     Biotechnology and related pharmaceutical technology have undergone rapid and significant change. The Company expects the technology associated with the Company's research and development will continue to develop rapidly, and the Company's future success will depend in large part on its ability to maintain a competitive position with respect to this technology. Rapid technological development by the Company or others may result in compounds, products or processes becoming obsolete before the Company recovers any expenses it incurs in connection with developing such products. See "Business -- Competition."

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

     Prior to marketing by a collaborative partner, any new drug discovered by the Company must undergo an extensive regulatory approval process in the U.S. and other countries. This regulatory process, which includes preclinical testing and clinical trials, and may include post-marketing surveillance, of each compound to establish its safety and efficacy, can take many years and require the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. In addition, delays or rejections may be encountered based upon changes in FDA policies for drug approval during the period of product development and FDA regulatory review of each submitted new drug application ("NDA") in the case of new pharmaceutical agents, or PLA in the case of a biologic, such as the Company's TGF-(Beta)3 product candidate. Similar delays may also be encountered in the regulatory approval of any diagnostic product. Such delays may also be encountered in obtaining regulatory approval in foreign countries. There can be no assurance that regulatory approval will be obtained for any drugs discovered, or diagnostic products developed, by the Company. Furthermore, regulatory approval may entail limitations on the indicated use of the drug.

     Even if regulatory approval is obtained, a marketed product and its manufacturer are subject to continuing review. Discovery of previously unknown problems with a product of the Company or its manufacturer may have adverse effects on the Company's business, financial condition and results of operations, including withdrawal of the product from the market. Violations of regulatory requirements at any stage, including preclinical testing and clinical trials, the approval process or post-approval, may result in various adverse consequences to the Company, including the FDA's delay in approving or its refusal to approve a product, withdrawal of an approved product from the market and the imposition of criminal penalties against the manufacturer and NDA holder. The Company has not submitted an IND for any product candidate, and no product candidate has been approved for commercialization in the United States or elsewhere. The Company intends to file INDs for product candidates in its internal proprietary programs, but to rely on its partners to file INDs in its collaborative programs. No assurance can be given that the Company or any of its collaborative partners will be able to conduct clinical testing or obtain the necessary approvals from the FDA or other regulatory authorities for any products. Failure to obtain required governmental approvals will delay or preclude the Company's partners from marketing drugs discovered, or diagnostic products developed, by the Company or limit the commercial use of such products and will have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

NO MANUFACTURING CAPACITY; RELIANCE ON THIRD-PARTY MANUFACTURING

     The Company does not intend to develop or acquire facilities for the manufacture of drug candidates or diagnostic products for clinical trials or commercial purposes, and has been, and will remain, dependent on its collaborative partners or third parties for the manufacture of product candidates for preclinical, clinical and commercial purposes.

     The manufacture of the Company's candidate products for clinical trials and the manufacture of resulting products for commercial purposes is subject to current GMP regulations promulgated by the FDA. The Company will rely on collaborative partners or outside contractors to manufacture its products in their FDA approved manufacturing facilities. The Company's products may be in competition with other products for priority of access to these facilities. Consequently, the Company's products may be subject to delays in manufacture, if collaborative partners or outside contractors give other products greater priority than the Company's products. For this and other reasons, there can be no assurance that the Company's collaborative partners will manufacture such products in an effective or timely manner. If not performed in a timely manner, the clinical trial development of the Company's product candidates or their submission for regulatory approval could be delayed and the Company's ability to deliver products on a timely basis could be impaired or precluded. There can be no assurance that the Company will be able to enter into any necessary third party manufacturing arrangements on acceptable terms if at all. The Company's current dependence upon others for the manufacture of its products may adversely affect its future profit margin, if any, and its ability to commercialize products on a timely and competitive basis.

     Pursuant to the collaborative research agreement between the Company and Ciba, Ciba has the right to manufacture TGF-(Beta)3 for all of the Company's clinical and commercial requirements. As a result of the failure of its temporary contract manufacturer's facilities to comply with GMP, Ciba has experienced delays in manufacturing this compound, which has caused delays in scheduled clinical trials for TGF-(Beta)3. There can be no assurance that these trials will proceed as planned or that the Company or its licensees will not be adversely affected by further delays in the manufacture of TGF-(Beta)3. See
"-- Dependence on Collaborative Relationships."

UNCERTAINTIES RELATED TO PHARMACEUTICAL PRICING AND REIMBURSEMENT

     The Company's business, financial condition and results of operations may be materially adversely affected by the continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, the Company expects that there will continue to be a number of federal and state proposals to implement similar government control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products and diagnostic tests. Cost control initiatives could decrease the price that the Company or any of its collaborative partners or other licensees receives for any drugs it may discover or develop or diagnostic products it may develop in the future and have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that cost control initiatives have a material adverse effect on the Company's collaborative partners, the Company's ability to commercialize its products and to realize royalties may be adversely affected.

     The Company's or any collaborative partner's or licensee's ability to commercialize pharmaceutical or diagnostic products may depend in part on the extent to which reimbursement for the products will be available from government and health administration authorities, private health insurers and other third-party payors. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Third-party payors, including Medicare, are increasingly challenging the prices charged for medical products and services. There can be no assurance that any third-party insurance coverage will be available to patients for any products discovered and developed by the Company and its collaborative partners. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing in some cases to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. If adequate coverage and reimbursement levels are not provided by government and other third-party payors for the Company's products, the market acceptance of these products would be adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL PRODUCT LIABILITY

     The use of any of the Company's potential products in clinical trials and the sale of any approved products may expose the Company to liability claims resulting from the use of products or product candidates. These claims might be made directly by consumers, pharmaceutical companies, including the Company's collaborative partners or others. The Company is currently an additional named insured under a clinical trials liability insurance policy carried by Ciba with respect to its TGF-(Beta)3 clinical trials in the amount of $3 million.

The Company does not independently maintain product liability insurance coverage for claims arising from the use of its products in clinical trials. Insurance coverage is becoming increasingly expensive, and no assurance can be given that the Company will continue to be a named insured with respect to trials underway or obtain insurance in the future at a reasonable cost or in sufficient amounts to protect the Company. The Company's inability to obtain adequate liability insurance could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to obtain commercially reasonable product liability insurance for any product approved for marketing in the future or that insurance coverage and the resources of the Company would be sufficient to satisfy any liability resulting from product liability claims. A successful product liability claim or series of claims brought against the Company could have a material adverse effect on its business, financial condition and results of operations.

ATTRACTION AND RETENTION OF KEY EMPLOYEES AND CONSULTANTS

     The Company is highly dependent on the principal members of its management and scientific staff. The loss of services of any of these personnel could impede the achievement of the Company's development objectives. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to the Company's success. There can be no assurance that the Company will be able to attract and retain personnel on acceptable terms given the competition between pharmaceutical and health care companies, universities and nonprofit research institutions for experienced scientists. All of Oncogene Science's consultants are employed by employers other than the Company and may have commitments to or consulting or advisory contracts with other entities that may limit their availability to the Company. See "Business -- Competition."

RISK ASSOCIATED WITH BIOLOGICAL MATERIALS

     The activities of the Company involve the controlled use of potentially harmful biological materials as well as chemicals and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. Furthermore, the full health risks associated with certain biological materials, such as DNA, viruses and fungal organisms, are unknown. In the event of contamination or injury, the Company could be held liable for damages that result, and any such liability could exceed the Company's resources or otherwise have a material adverse impact on the Company's business, financial condition and results of operations.

VOLATILITY OF COMMON STOCK PRICE; MARKET FOR THE COMMON STOCK

     The market prices for securities of biotechnology and pharmaceutical companies, including Oncogene Science, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new therapeutic products by the Company or others, clinical trial results, developments concerning agreements with collaborators, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs discovered or developed by the Company or its collaborative partners or others, future sales of substantial amounts of Common Stock by existing stockholders and general market conditions can have an adverse effect on the market price of the Common Stock. The realization of any of the risks described in these "Risk Factors" could have an adverse effect on market price of the Company's Common Stock.

     The Company's collaborative partners hold an aggregate of 3,837,500 shares of the Company's Common Stock, which constituted approximately 22% of the outstanding Common Stock at December 31, 1995. Of these shares, all but the 909,091 shares owned by Ciba are currently eligible for sale under Rule 144. Ciba's shares become eligible for sale under Rule 144, subject to certain volume and manner of sale limitations, on April 19, 1997. On April 19, 1998, Ciba's shares will become freely saleable under Rule 144(k). In addition, HMRI has the right until December 11, 1999 to purchase up to 500,000 shares of the Company's Common

Stock at a purchase price of $5.50 per share. Until April 19, 1999, Ciba has an option to purchase $10.0 million of the Company's Common Stock at a purchase price equal to the then current market price or $5.50 per share, whichever is higher. In addition, if the BioChem Offering is consummated, BioChem will acquire, simultaneously with, or within a short period after, the closing of the Underwritten Offering, 500,000 shares of Common Stock, which will be freely tradeable. Sales of a significant number of shares of Common Stock in the public market could have an adverse effect on the price of the Common Stock. See "Principal Stockholders" and "Description of Capital Stock -- Registration Rights."

NO DIVIDENDS

     The Company has not paid any dividends on its Common Stock and does not anticipate paying any dividends in the foreseeable future. See "Dividend Policy."

DILUTION

     Upon the purchase of Common Stock, investors will experience substantial dilution in the net tangible book value of the Common Stock they acquire in this offering. Based on the net tangible book value of the Common Stock at December 31, 1995 and a public offering price of $9.125, dilution in net tangible book value for purchasers in the Offerings would be $6.30 per share. See "Dilution."

ANTITAKEOVER PROVISIONS

     Certain provisions of the Delaware corporate law may have the effect of deterring hostile takeovers or delaying or preventing changes in the control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market prices. See "Description of Capital Stock -- Delaware Takeover Statute."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,825,000 shares of Common Stock offered in the Underwritten Offering and the 500,000 shares of Common Stock offered in the BioChem Offering, at a public offering price of $9.125 per share, after deducting underwriting discounts and commissions and financial advisory fees and estimated offering expenses, are estimated to be approximately $28.1 million ($31.7 million if the Underwriters' over-allotment option is exercised in full).

     The Company estimates that the majority of the net proceeds from the Offerings will be used for research and development expenses, including the cost of enhancing the Company's drug discovery technologies, and the balance will be used for general corporate purposes. The Company intends to continue funding its own research and development expenses, including preclinical and clinical expenses for projects that are not subject to collaborative arrangements and for non-reimbursed expenses of those projects that are subject to collaborative arrangements. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the progress of the Company's research, drug discovery and development programs, the results of preclinical studies and clinical trials, the timing of regulatory approvals, technological advances, determinations as to commercial potential of the Company's compounds and the status of competitive products. In addition, expenditures will also depend upon other factors including the retention and establishment of, and compliance with, collaborative research arrangements, and the availability of other financing. The Company may acquire other companies in order to enhance its drug discovery technology and capabilities. The Company also may make minority investments in equity securities of other companies in order to license or acquire relevant technology. The Company evaluates on an ongoing basis potential collaborative arrangements with third parties and acquisitions of companies or technologies that may complement its business. Although the Company has not reached any agreements with such third parties, a portion of the net proceeds of this offering may be used in one or more such acquisitions.

     Based upon its current operating plan, the Company believes that its available cash and cash equivalents and short-term investments, together with proceeds of the Offerings and interest earned thereon, will be adequate to satisfy its currently anticipated capital needs through fiscal 1999. Pending application of the proceeds as described above, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company has not paid any dividends since its inception and does not anticipate paying any dividends in the foreseeable future.

                                BIOCHEM OFFERING

     In addition to and concurrently with the Underwritten Offering, the Company is offering 500,000 shares of Common Stock directly to BioChem. BioChem's purchase price per share pursuant to the BioChem Offering is equal to the per share Price to Public in the Underwritten Offering indicated on the cover page of this Prospectus.

     Any purchase by BioChem in the BioChem Offering would be made pursuant to an agreement between the Company and BioChem and would not be part of the Underwritten Offering. Except for a financial advisory fee payable by the Company to Robertson, Stephens & Company in an amount equal to 5% of BioChem's aggregate purchase price, the Underwriters will not receive any fees or commissions in connection with the BioChem Offering.

     BioChem is not obligated to purchase any shares of Common Stock until it and the Company enter into a definitive agreement relating to BioChem's purchase of shares of Common Stock. There can be no assurance that the BioChem Offering will result in the purchase of any shares of Common Stock by BioChem. See "Underwriting and Plan of Distribution" and "Product Development and Research Programs -- Proprietory Drug Discovery and Development -- Virology."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is on the Nasdaq National Market under the symbol "ONCS." The following table sets forth, for the calendar periods indicated, the range of high and low sale prices for the Common Stock of the Company on the Nasdaq National Market. These prices do not include retail mark-up, mark-down or commissions.

                                                                           HIGH     LOW
                                                                           ----     ---
    1993
      First Quarter......................................................   $7 1/4  $4  5/8
      Second Quarter.....................................................    6 1/4   4
      Third Quarter......................................................    5 1/8   3  5/8
      Fourth Quarter.....................................................    4 3/4   3  1/2
    1994
      First Quarter......................................................    4 1/8   3  1/8
      Second Quarter.....................................................    3 7/8   2  7/8
      Third Quarter......................................................    3 5/8   2  1/4
      Fourth Quarter.....................................................    3 3/8   2  3/8
    1995
      First Quarter......................................................    3 3/8   2  1/2
      Second Quarter.....................................................    4 5/8   2 15/16
      Third Quarter......................................................    7 1/2   3  1/2
      Fourth Quarter.....................................................   10 3/4   5
    1996
      First Quarter (through March 8)....................................   11 1/8   8

     As of December 31, 1995, there were 751 holders of record of the Common Stock. On March 13, 1996, the last sale price reported on the Nasdaq National Market for the Company's Common Stock was $9.25 per share.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of December 31, 1995, and as adjusted to reflect the receipt of the estimated proceeds from the sale of 2,825,000 shares of Common Stock offered in the Underwritten Offering, and 500,000 shares of Common Stock in the BioChem Offering, at a public offering price of $9.125 per share and the application of estimated net proceeds therefrom, after deducting underwriting discounts and commissions, financial advisory fees and estimated offering expenses payable by the Company:

                                                                           DECEMBER 31, 1995
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (in thousands)
Stockholders' equity:
  Common Stock, $0.01 par value, 50,000,000 shares authorized;
     17,750,310 shares issued; 21,075,310 shares issued, as
     adjusted(1)......................................................  $    178      $     211
  Additional paid-in capital..........................................    66,998         95,056
  Accumulated deficit.................................................   (27,900)       (27,900)
  Cumulative foreign currency transaction adjustment..................       (40)           (40)
  Unrealized holding gain on short-term investments...................        95             95
  Treasury stock, at cost (222,521 shares)............................      (143)          (143)
                                                                        --------      ---------
       Total stockholders' equity.....................................    39,188         67,279
                                                                        --------      ---------
          Total capitalization........................................  $ 39,188      $  67,279
                                                                        ========      =========

---------------
(1) Excludes options and warrants outstanding at December 31, 1995 to purchase 2,452,366 shares of Common Stock at a weighted average exercise price of $4.10 per share.

                                    DILUTION

     The net tangible book value of the Company as of December 31, 1995 was approximately $30.9 million or $1.76 per share of Common Stock. After giving effect to the sale by the Company of the 2,825,000 shares of Common Stock offered in the Underwritten Offering, and the 500,000 shares of Common Stock offered in the BioChem Offering, at a public offering price of $9.125 per share and the receipt of the net proceeds therefrom (after deducting underwriting discounts and commissions, financial advisory fees and offering expenses payable by the Company), the pro forma net tangible book value of the Company as of December 31, 1995 would have been approximately $59.0 million, or $2.83 per share. This represents an immediate increase in net tangible book value of $1.07 per share to existing stockholders and an immediate dilution in net tangible book value of $6.30 per share to new investors purchasing shares at the public offering price. The following table illustrates this per share dilution:

    Public offering price per share(1)...................................            $9.13
      Net tangible book value before the Offerings(2)....................  $1.76
      Increase attributable to new investors in the Offerings............   1.07
                                                                           ------
    Pro forma net tangible book value after the offering.................             2.83
                                                                                     -----
    Dilution to new investors............................................            $6.30
                                                                                     =====

---------------
(1) Before deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company.

(2) Net tangible book value per share is equal to total tangible assets of the Company less total liabilities divided by the number of shares of Common Stock outstanding.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated financial data for Oncogene Science. The selected consolidated financial data as of September 30, 1994 and 1995, and for each of the three years in the period ended September 30, 1995, are derived from the Company's audited consolidated financial statements, which consolidated financial statements are included elsewhere in this Prospectus. The selected consolidated financial data set forth below as of September 30, 1991, 1992 and 1993, and for each of the two years in the period ended September 30, 1992, are derived from audited consolidated financial statements, which consolidated financial statements are not included or incorporated by reference in this Prospectus. The unaudited consolidated financial data as of December 31, 1995, and for the three months ended December 31, 1994 and 1995, have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial condition and results of operations for the periods presented. The results for the three months ended December 31, 1995 are not necessarily indicative of the results that may be expected for the year ending September 30, 1996. This selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included in this Prospectus.

                                                                                                         THREE MONTHS
                                                                                                             ENDED
                                                       YEAR ENDED SEPTEMBER 30,                          DECEMBER 31,
                                      ----------------------------------------------------------     ---------------------
                                       1991        1992         1993         1994         1995         1994         1995
                                      -------     -------     --------     --------     --------     --------     --------
                                                (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Total revenues......................  $ 7,824     $11,094     $ 16,088     $ 16,299     $ 15,865     $  4,208     $  2,276
Operating expenses:
  Research and development..........    4,860       8,127       10,660       12,125       13,523        3,077        2,683
  Production........................      749       1,421        1,443        1,428        1,253          405           22
  Selling, general and
    administrative..................    4,131       5,219        6,430        7,487        7,140        1,875        1,332
  Amortization of intangibles.......       --       1,746        1,746        1,745        1,697          436          363
                                      -------     -------     --------     --------     --------     --------     --------
Loss from operations................   (1,916)     (5,419)      (4,191)      (6,486)      (7,748)      (1,585)      (2,124)
Gain on sale of Research Products
  Business..........................       --          --           --           --        2,720           --           --
Other income, net...................      724         883          885          762          769          194          353
Relocation related expenses.........     (342)         --           --           --           --           --           --
                                      -------     -------     --------     --------     --------     --------     --------
Net loss............................  $(1,534)    $(4,536)    $ (3,306)    $ (5,724)    $ (4,259)    $ (1,391)    $ (1,771)
                                      ========    ========    =========    =========    =========    =========    =========
Net loss per share..................   $(0.17)     $(0.31)      $(0.21)      $(0.35)      $(0.25)      $(0.09)      $(0.10)
                                      ========    ========    =========    =========    =========    =========    =========
Weighted average shares
  outstanding.......................    9,184      14,801       16,080       16,335       16,757       16,343       17,476

                                                            SEPTEMBER 30,
                                      ----------------------------------------------------------          DECEMBER 31,
                                       1991        1992         1993         1994         1995                1995
                                      -------     -------      -------      -------      -------      --------------------
                                                            (in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents
  and short-term investments........  $10,110     $18,897      $22,390      $18,158      $26,787            $24,085
Working capital.....................   10,301      22,363       25,915       21,208       26,128             25,268
Total assets........................   18,079      43,931       47,615       42,041       44,057             41,739
Stockholders' equity................   15,867      41,961       45,045       38,656       40,550             39,188

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Since its inception in March 1983, Oncogene Science has devoted most of its resources to the development of its technology platform and research and drug discovery programs. To date, none of the Company's collaborative programs have resulted in a commercial product and, therefore, the Company has not received any royalty revenue from the sale of therapeutic products by its collaborators. Furthermore, the Company does not expect to generate any such revenues for several years, if at all. The Company has incurred an accumulated deficit of approximately $27.9 million as of December 31, 1995 and expects to continue to incur operating losses for several years.

     The Company has funded its operations primarily through public and private placements of equity securities and payments under collaborative research agreements with major pharmaceutical companies. The Company's revenues consist principally of funding under such collaborative research agreements, and to a lesser extent, government and private grants and investment income. The Company also derived revenues from the operations of its Research Products Business, which it sold to Calbiochem-Novabiochem International, Inc. in August 1995 for $6.0 million in cash plus other considerations in order to concentrate on its drug discovery operations. Although the Company anticipates increased expenditures in research and development, it expects a portion of such expenses to be reimbursed by the Company's existing and potential collaborative partners. The Company's strategy is to develop its product candidates in collaboration with others on whom the Company will rely for funding, clinical development, regulatory approval, manufacturing and marketing capabilities.

     The Company collaborates with leading pharmaceutical companies in most of its drug discovery programs. Currently, the Company has collaborative programs with Pfizer, HMRI, Wyeth and Ciba. Generally, the Company's collaborative partners have exclusive, worldwide licenses to manufacture and market products resulting from the collaborative research, in exchange for research funding and the payment of royalties to the Company on product sales. In addition, the collaborative partners generally have responsibility for clinical development and obtaining regulatory approvals.

     In the Company's collaboration with Pfizer, Oncogene Science is pursuing the discovery and development of cancer therapeutic products that target oncogenes and anti-oncogenes. Through December 31, 1995, cumulative revenues from Pfizer were $31.8 million. The Company is negotiating with Pfizer for the renewal of this collaboration, which expires on March 31, 1996. There can be no assurance that this collaboration will be renewed on acceptable terms, if at all.

     The Company is pursuing the discovery and development of drugs in various areas jointly with HMRI. In July 1995, the pharmaceutical operations of Hoechst, Hoechst Roussel and MMDI were combined in one entity, HMRI. Prior to this date the Company had collaborative agreements with all three of these companies. In 1992, the Company entered into a collaborative agreement with MMDI to discover and develop drugs to treat certain indications in the area of cardiovascular disease, primarily focused on atherosclerosis. Through December 31, 1995, cumulative revenues under this agreement were $6.2 million. The Company entered into a collaborative research agreement with Hoechst effective January 1993. The collaboration is focused on discovering and developing drugs for the treatment of inflammation, arthritis and metabolic disease. In October 1993, the Company entered into a collaborative agreement with Hoechst Roussel pursuant to which the companies are pursuing the discovery and development of drugs to treat Alzheimer's disease. Under the agreements with Hoechst and Hoechst Roussel, the Company is being reimbursed for its expenses under the collaborative programs on a fixed-fee basis. Cumulative revenues under these two agreements through December 31, 1995 were $3.1 million. The Company is negotiating with HMRI for the consolidation of its three collaborative research agreements with each of MMDI, Hoechst and Hoechst Roussel, which expire on various dates in 1997 and 1999. There can be no assurance that the Company and HMRI will enter into such an overall agreement, or if such agreement is entered into, that it will not be on terms less favorable than the current agreements.

     In December 1991, the Company entered into a collaborative research agreement with Wyeth. Under the agreement, the companies are pursuing the discovery and development of drugs for the treatment of diabetes, immune system modulation, asthma and osteoporosis. Cumulative revenues under this collaboration through December 31, 1995 were $4.9 million.

     The Company entered into an agreement with Ciba in April 1995 with respect to the development of TGF-(Beta)3. This agreement grants to Ciba an exclusive worldwide license to manufacture, use and sell TGF-(Beta)3 products for oral mucositis and wound healing, as well as certain other indications, including psoriasis, while the Company retains the rights to all other indications. Under this agreement, the Company will fund oral mucositis Phase I clinical trials and Ciba will fund Phase II and III clinical trials. Ciba is responsible for the clinical development of TGF-(Beta)3 for wound healing indications. In exchange for its exclusive license, Ciba will make royalty payments to the Company on the sale of TGF-(Beta)3 products, if any are commercialized. The Company also is developing cancer diagnostic products in collaboration with Becton. Under this collaboration, the Company granted Becton rights to market products derived from the joint research in exchange for royalty payments to the Company on product sales. In conjunction with this collaboration, the Company acquired the cancer business of Applied bioTechnology, Inc. in October 1991. Becton is currently funding a portion of the Company's cancer diagnostics program. Through December 31, 1995, cumulative revenues from Becton under this program were $16.7 million.

     The Company's business is subject to significant risks, including, but not limited to, the risks inherent in its research and development efforts, including clinical trials, uncertainties associated both with obtaining and enforcing its patents and with the patent rights of others, the lengthy, expensive and uncertain process of seeking regulatory approvals, uncertainties regarding government reforms and of product pricing and reimbursement levels, technological change and competition, manufacturing uncertainties and dependence on third parties. Even if the Company's product candidates appear promising at an early stage of development, they may not reach the market for numerous reasons. Such reasons include the possibilities that the products will be unsafe or ineffective during clinical trials, will fail to receive necessary regulatory approvals, will be difficult to manufacture on a large scale, will be uneconomical to market or will be precluded from commercialization by proprietary rights of third parties.

     The Company will require substantial additional funding in order to continue its research, product development, preclinical testing and clinical trials of its product candidates. The Company sold its Research Products Business in August 1995, and this will no longer be a source of revenue. The Company is anticipating the combined collaborative revenue of the separate Hoechst, Hoechst Roussel and MMDI collaborations to be lower under a new agreement with HMRI, which has not yet been established. Accordingly, the Company has reduced expenses under these programs. Additionally, revenues under the Becton collaboration have been reduced due to a narrowing of Becton's focus in the program. The Company expects grant revenue will be lower in fiscal 1996 as a result of the expiration of a drug discovery grant from the U.S. government.

     The Company intends to seek additional funding through arrangements with corporate collaborators and through public or private sales of the Company's securities, including equity securities. There can be no assurance, however, that additional funding will be available on reasonable terms, if at all. Any additional equity financing would be dilutive to the Company's stockholders. If adequate funds are not available, the Company may be required to curtail significantly one or more of its research and development programs and obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies or product candidates. The Company will be dependent upon its collaborative partners to conduct preclinical testing and clinical trials and to provide adequate funding for the Company's development programs. Under certain of these arrangements, the Company's collaborative partners may have all or a significant portion of the development and regulatory approval responsibilities. Failure of the collaborative partners to develop marketable products or to gain appropriate regulatory approvals would have a material adverse effect on the Company's business, financial condition and results of operations.

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Risk Factors."

RESULTS OF OPERATIONS

  THREE MONTHS ENDED DECEMBER 31, 1995 AND 1994

     Revenues

     Revenues for the quarter ended December 31, 1995 were approximately $2.3 million, a decrease of $1.9 million, or 46% compared to revenues of $4.2 million reported for the quarter ended December 31, 1994. The decrease was due to lower sales of research products, which accounted for approximately $1.3 million of the decrease in revenues. The Company sold its Research Products Business for $6.0 million in cash plus other considerations in August 1995, and accordingly there were no significant sales of research products recorded after this date. In the purchase agreement, the Company agreed to indemnify the purchaser for a period of two years for certain breaches of the agreement. Collaborative program revenue decreased approximately $331,000 or 14%. This was largely due to a reduction in collaborative revenue under the collaborative arrangement with HMRI as compared to the total revenue in the prior year's quarter from MMDI, Hoechst Roussel and Hoechst. Other research revenues representing primarily government grants decreased approximately $316,000 in the quarter ended December 31, 1995 compared to the quarter ended December 31, 1994 due in part to the expiration of a U.S. government grant. The balance of the decrease represents changes in the timing and amount of grant awards. The Company expects that grant revenue will be somewhat lower in the current fiscal year.

     Expenses

     The Company's operating expenses decreased by approximately $1.4 million or 24% for the quarter ended December 31, 1995 compared to the quarter ended December 31, 1994. Research and development expenses decreased approximately $394,000 or 13% due to reductions in expenses in the HMRI and Becton collaborations commensurate with the reduced funding in these programs. This was offset in part by increased expenditures in the Company's proprietary research programs. Production expenses and selling, general and administrative expenses decreased approximately $926,000. These reductions were directly related to expenses which were associated with the Company's Research Products Business in the quarter ended December 31, 1994. The reduction of approximately $73,000 of amortization of intangibles is due to a portion of goodwill relating to the Research Products Business which was expensed when the business was sold in 1995.

     Other Income and Expense

     Net investment income increased approximately $144,000 or 65% for the quarter ended December 31, 1995 compared to the quarter ended December 31, 1994. This increase was largely due to the increase in funds invested as a result of the proceeds from the sale of the Research Products Business and the sale of stock to Ciba in April 1995.

  FISCAL YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993

     Revenues

     Total revenues of $15.9 million in fiscal 1995 decreased approximately $434,000 or 3% compared to fiscal 1994 and total revenues of $16.3 million in fiscal 1994 increased approximately $211,000 or 1% compared to fiscal 1993. Collaborative program revenues increased by approximately $597,000 or 7% in fiscal 1995 due to the commencement of an additional research program with HMRI in April 1994, the expansion and extension of the collaborative research agreement with Wyeth in March 1994 and increases in revenues under the Pfizer agreement with respect to anti-cancer drugs. These increases were offset by decreased funding from Pfizer associated with Pfizer's reduced participation in the TGF-(Beta)3 oral mucositis program in order to focus exclusively on its collaborative programs with the Company related to the research and development of small molecule anti-cancer drugs. Previously, Pfizer had funded the Company's TGF-(Beta)3 oral mucositis program in addition to its anti-cancer collaborative program. Under a collaborative agreement with Ciba entered into in April 1995, the Company will fund the development of TGF-(Beta)3 for oral mucositis through the end of Phase I clinical trials and Ciba will fund its subsequent clinical development. The increase in collaborative revenues in fiscal 1995 was offset by decreases in sales of research products and other research revenues. The Company sold its Research Products Business in August 1995, and accordingly, there were no significant sales of research products recorded after this date. Sales of research products decreased approximately $651,000 or

13% in fiscal 1995 compared to fiscal 1994. Other research revenues decreased approximately $380,000 or 17% in fiscal 1995 compared to fiscal 1994, which was largely the result of the expiration of a U.S. government grant.

     The increase in total revenues in fiscal 1994 compared to fiscal 1993 is attributable to increases of $1.6 million in collaborative research revenues relating to the commencement of the additional HMRI collaborative program and a milestone payment from MMDI, grant revenues and sales of research products, offset by a $1.4 million decrease in revenues from Pfizer. Sales of research products increased approximately $111,000 or 2% in fiscal 1994 compared to fiscal 1993, due primarily to a change in the mix of products sold. Other research revenues in fiscal 1994 increased by approximately $408,000 or 22%, compared to fiscal 1993, due to an increase in the number and size of grants awarded to the Company.

     Expenses

     Research and development expenses increased by approximately $1.4 million or 12% in fiscal 1995 compared to fiscal 1994 and increased by approximately $1.5 million or 14% in fiscal 1994 compared to fiscal 1993. The increase in fiscal 1995 was due principally to the start during 1994 of the additional research program with HMRI, the expansion and extension of the Wyeth agreement and the increase in activities related to the Company's proprietary programs in the area of medicinal and natural products chemistry and clinical development of TGF-(Beta)3 for oral mucositis.

     The increase in fiscal 1994 was due to an increase in expenditures in the collaborative programs with MMDI and the commencement of the additional program with HMRI, and increased research and development expenses incurred in connection with the Company's proprietary and grant programs.

     Research and development expenses reimbursed by collaborative partners and government research grants aggregated approximately $10.7 million, $10.3 million and $11.1 million for fiscal years 1995, 1994, and 1993, respectively.

     Production expenses decreased approximately $175,000 or 12% for fiscal 1995 as compared with fiscal 1994, reflecting the sale of the Research Products Business. Production expenses remained approximately constant in fiscal 1994 compared to fiscal 1993.

     Selling, general and administrative expenses decreased approximately $347,000 or 5% in fiscal 1995 compared to fiscal 1994. This decrease reflected the reduction in sales and marketing expenses due to the sale of the Research Products Business, offset by increases in professional fees related to corporate development activities. Selling, general and administrative expenses increased approximately $1.1 million or 16% in fiscal 1994 compared to fiscal 1993. This increase was principally attributable to expenses incurred in the Company's international operations including a subsidiary in France engaged in the sale of research products, as well as increased payroll and consulting expenses. In connection with the sale of the Research Products Business, the Company elected to close down the operations of its French subsidiary. Costs associated with the close down have been offset against the gain on the sale of the Research Products Business.

     Amortization of intangibles in fiscal 1995, 1994, and 1993 represents amortization of patents and goodwill that resulted from the acquisition of the cancer diagnostics business of Applied bioTechnology. The decrease in amortization expense in fiscal 1995 is due to the portion of goodwill which was expensed in connection with the sale of the Research Products Business.

     Other Income and Expense

     Net investment income decreased approximately $24,000 or 3% for fiscal 1995 compared to fiscal 1994. Interest income earned in fiscal 1995 was higher than in fiscal 1994 despite a lower average principal balance in fiscal 1995 due to increased interest rates. However, this was offset in part by a net realized loss on the sale of certain investments.

     Net investment income decreased approximately $72,000 or 8% for fiscal 1994 compared to fiscal 1993. This decrease was a result of declining interest rates and decreased principal balance invested.

     The Company sold its Research Products Business to Calbiochem-Novabiochem International, Inc. in August 1995 for $6.0 million in cash and other considerations. The net gain on the sale was approximately $2.7 million.

     LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1995, working capital (representing primarily cash, cash equivalents and short-term investments) aggregated approximately $25.3 million.

     The Company has been, and will continue to be, dependent upon collaborative research revenues, government research grants, interest income and cash balances until products developed from its technology are commercially marketed. In April 1995, Ciba purchased 909,091 shares of the Company's common stock for an aggregate purchase price of $5.0 million.

     During 1995, the pharmaceutical operations of Hoechst, Hoechst Roussel and MMDI were consolidated into HMRI. The Company is aware that HMRI is conducting a review of all its research and development programs. Based on discussions with HMRI, the Company expects its programs with HMRI to continue under one overall agreement in the future, although there can be no assurance that the Company and HMRI will enter into such an agreement, or if such an agreement is entered into, that it will not be on terms less favorable than the existing agreements with each of Hoechst, Hoechst Roussel and MMDI. The Company anticipates that the total funding under the consolidated agreement will be lower than the aggregate level of funding under the three previously separate agreements.

     Since its commencement in 1991 and until the second quarter of fiscal 1995, the cancer diagnostics collaborative program with Becton has focused on both serum-based and histochemical immunoassays. During the second quarter of fiscal 1995, Becton decided to focus exclusively on cellular cancer diagnostics, including histochemical immunoassays. Becton has reduced its funding under this program in fiscal 1996, and the Company is uncertain as to Becton's ongoing support for this program. The Company is continuing the development of serum-based cancer diagnostic products and is in discussions with possible new collaborative partners in this area. However, there can be no assurance that the development of these tests will not be terminated.

     The Company believes that with the funding from its collaborative research programs, government research grants, interest income, and cash balances, the Company's financial resources are adequate for its operations through fiscal 1999. However, the Company's capital requirements may vary as a result of a number of factors, including competitive and technological developments, funds required for expansion of the Company's technology platform, including possible joint ventures, collaborations, and acquisitions, the time and expense required to obtain governmental approval of products, and any potential indemnification payments to the purchaser of the Research Products Business, some of which factors are beyond the Company's control. The Company intends to substantially increase its expenditures and capital investment over the next several years to enhance its drug discovery technologies and pursue internal proprietary drug discovery programs. There can be no assurance that scheduled payments will be made by third parties, that current agreements will not be cancelled, that government research grants will continue to be received at current levels or that unanticipated events requiring the expenditure of funds will not occur. Further, there can be no assurance that the Company will be able to obtain any additional required funds, or, if such funds are available, that such funds will be available on favorable terms. Failure to obtain additional funds when required would have a material adverse effect on the Company's business, financial condition and result of operations.

                                    BUSINESS

     Oncogene Science, Inc., a leader in the innovation of drug discovery technologies, combines genetically engineered live-cell assays with high throughput robotic screening to discover novel, small molecule pharmaceuticals. Independently and in collaboration with Pfizer Inc. ("Pfizer"), Hoechst Marion Roussel, Inc. ("HMRI"), Wyeth-Ayerst Laboratories Division of American Home Products Corporation ("Wyeth") and Ciba-Geigy, Ltd. ("Ciba"), the Company is engaged in the discovery and development of drugs that target 30 proteins in a wide range of disease areas, including cancer, atherosclerosis, neurological disorders and chronic anemias. The Company is developing its most advanced drug candidate, TGF-(Beta)3, in collaboration with Ciba. The Company expects that Ciba will commence Phase II clinical trials for TGF-(Beta)3 in wound healing and Phase I clinical trials for TGF-(Beta)3 in oral mucositis in 1996. In addition, the Company's collaborative program with Pfizer has resulted in the identification of a proprietary lead compound that inhibits a protein associated with a number of major cancers. The Company expects that Pfizer may file an Investigational New Drug application ("IND") in the second half of 1996.

BACKGROUND

     Since the early 1980s, major advances in molecular biology have increased the scientific understanding of the complex regulatory and functional mechanisms that operate within the cell. Among these advances is the ability to isolate and manipulate the key genetic molecules DNA and RNA. Genes are composed of segments of DNA, which are located within the cell nucleus. Each gene contains the chemical information required for the production of a single protein. Generally, 10,000 to 20,000 of the 100,000 genes contained in a human cell are actively involved in the production of proteins specific to that cell.

     Proteins are molecules that either regulate or perform most of the physiological and structural functions of the body. Abnormalities in the cellular production or activity of proteins are the causes of many diseases. Most drugs work by binding to specific proteins to change their activity, resulting in a therapeutic effect on the disease associated with that protein.

                    [GRAPHIC OMITTED, SEE PAGE 72.]

        The above diagram illustrates the processes of gene transcription and translation. The Company's cell-based drug screens are designed to identify drug molecules that can interact with receptors, transcription factors or signal transduction proteins. Traditional drug screens typically identify molecules that bind to isolated receptors or target proteins.

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

     Gene transcription is a key step in the production of proteins by the cell. Gene transcription occurs when a segment of DNA containing the coding sequence for an individual protein is copied into an intermediate template called messenger-RNA ("mRNA"). The DNA within a gene is divided into at least two types of sequences. Certain types of sequences encode the structural information for mRNA, while other sequences, called response elements, regulate the production of mRNA. Certain intra-cellular proteins, known as transcription factors, interact with response elements to regulate the production of mRNA and, therefore, the production of the corresponding protein. The conversion of mRNA into its corresponding protein takes place in a process called translation.

     Changes in gene transcription occur in response to a wide variety of signals. Complex interactions between transcription factors and response elements control the rate with which gene transcription is carried out in response to these signals. The process by which the information contained in these signals is transmitted into the nucleus is called signal transduction. Activation of gene transcription increases the levels of a protein while inhibition of gene transcription decreases production of a protein.

     TRADITIONAL DRUG DISCOVERY

     The traditional discovery method for small molecule pharmaceuticals involves the random testing of thousands of compounds in drug screens. These in vitro tests or assays typically employ single proteins, such as receptors, as targets for discovery of drug candidates. For each drug screen, the target protein is selected because the scientist believes a compound that binds with this target may have a therapeutic benefit with respect to the disease under study. Lead compounds or "hits" are defined as compounds that bind to target protein and either inhibit or stimulate its activity. Medicinal chemists then focus on optimizing these initial lead compounds to improve potency and specificity. Nearly all drugs sold today (with the exception of recombinant proteins) were either discovered in drug screens or are derived from the lead compounds identified in such screens.

     The simplified drug screens used in traditional drug discovery employ isolated components of the cell and are an inadequate representation of the complex, physiological environment that exists within living cells. Receptors, signal transduction proteins and transcription factors, which are targets for therapeutic intervention, do not exist in isolation in the cell, but rather occur as large complexes of multiple proteins bound together with specific structures. Lead compounds identified in the artificial environment of traditional drug screens are frequently found to be either ineffective or toxic in live cells, because these complex intra-cellular interactions are not reproduced in conventional in vitro screens. Consequently, drug companies often devote substantial resources to optimizing a traditional drug screen lead compound that will be found to be ineffective in the more complex environment of live cells.

     A further limitation of traditional drug discovery is that many of the major diseases, such as many types of cancer, atherosclerosis and diabetes, are due to mutations or abnormalities in more than one protein, many of which remain unknown. Consequently, the classical drug discovery paradigm of targeting a single protein in a drug screen has met with only limited success in identifying drugs for treatment of such complex diseases.

     In addition, slow and labor intensive traditional screening methods have limited the number and chemical diversity of the compounds that can be tested in assays. Traditional drug screens, carried out manually by scientists working at the bench, or by using limited automation, typically evaluate less than 10,000 test compounds per year against each target protein. Even though many millions of distinct chemical structures exist, with this approach it is not unusual for screening to be terminated at the end of several years with no lead compounds identified, after examining only a small fraction of available compounds. This limitation of speed and scale often restricts both the quality and quantity of lead compounds available for further testing and development and hinders drug discovery.

     The rising costs of health care and changes in health care management policies are applying increasing competitive pressure on the pharmaceutical industry, leading to an emphasis on the cost-effectiveness and quality of drug candidates and the speed with which novel classes of pharmaceuticals can be brought to the marketplace. In this environment, new discovery technologies that improve the number and quality of lead compounds have become critical in order to identify novel drug candidates and to conduct cost-effective clinical development.

ONCOGENE SCIENCE'S TECHNOLOGY PLATFORM

     The Company's technologies have been designed to solve many of the limitations associated with conventional drug screens. The Company's technology platform consists of applying its understanding of the molecular biology of gene transcription to the development of proprietary live-cell assays. These assays are used to test diverse compounds derived from natural sources and from medicinal chemistry libraries of its collaborative partners using automated, high throughput robotic drug screening techniques. In addition, the Company is expanding its capabilities in combinatorial chemistry. The Company believes its technology platform is widely applicable to the identification of drug candidates to treat many different diseases, including diseases due to mutations or abnormalities in multiple genes. Utilizing its technology, the Company has been able to identify lead compounds that it believes are potent and selective, possess minimal or no cellular toxicity and have activity in live cells.

  LIVE-CELL ASSAYS AND GENE TRANSCRIPTION

     The Company's drug screens utilize live cells that express proteins believed to be associated with a particular disease. For any one target protein, there are multiple sites within the cell where a drug can act to exert a specific effect. Cell-based screens, therefore, provide multiple sites of therapeutic intervention, such as receptors, signal transduction proteins and transcription factors, which the Company believes increases the probability of finding promising lead compounds. Furthermore, live-cell assays provide data on the cytotoxicity and specificity of the compounds tested, allowing the Company to define key properties of a lead compound earlier in the development process. Therefore, the Company believes that its drug discovery technology fosters the generation of high quality leads that are more likely to progress through preclinical studies compared to lead compounds identified by traditional methods.

     The Company believes its live-cell assays are effective in identifying compounds that exert a therapeutic effect by altering transcription of particular target genes. Gene transcription-based drugs act by increasing or decreasing the amount of mRNA and, therefore, the amount of the corresponding protein associated with a particular disease. It has been demonstrated in recent years that a number of widely used drugs exert their primary clinical effect through a gene transcription-based mechanism. These include oral contraceptives, tamoxifan for breast cancer, cyclosporin A for immunosuppression (used in tissue transplantation), retinoids for dermatology, and aspirin. These drugs were discovered and developed prior to an understanding of gene transcription. Now that gene transcription is better understood, the Company believes its gene transcription technology is an important mechanism for therapeutic intervention and a process through which drug discovery assays can be designed.

     In order to measure production of the target protein produced by gene transcription in the cell, Oncogene Science's live-cell assays utilize a reporter gene, luciferase. Luciferase is the molecule that causes fireflies to illuminate and is the source of one of nature's most sensitive chemilumiscent reactions. The Company genetically engineers the luciferase gene into the regulatory framework of the gene of interest to create a live cell line, where the amount of light produced by luciferase corresponds to the level of the target protein produced by the gene of interest. These cell lines are then employed in screens for small molecule test compounds that affect expression of the reporter gene. Lead compounds are readily identified by changes in the amount of light produced by the tester cell line. Compounds that show activity on the reporter gene in the specific cell line are then further tested to confirm their activity on the target gene.

  HIGH THROUGHPUT ROBOTIC SCREENING TECHNOLOGY

     Since 1988, Oncogene Science has been a pioneer in the development of high throughput screening. High throughput screening is the practice of rapidly testing hundreds of thousands of test compounds against a target protein, and has become a major focus of leading pharmaceutical companies over the last few years. Competitive pressures in the pharmaceutical industry are requiring pharmaceutical companies to find ways to identify quality drug candidates more quickly and cost effectively. The Company believes that worldwide efforts to map and sequence the human genome will result in the identification of increasing numbers of new target genes. Moreover, new technologies, such as combinatorial chemistry, may generate tens of millions of new compounds to test in in vitro and live-cell assays.

     The Company has developed proprietary hardware and software systems to automate the entire drug screening process, from the addition of the test substances to the cells to the analysis of the data generated from the tests. In its proprietary robotic screening facility, the Company can analyze up to 300,000 different test samples each week, depending on the complexity of the assays. The Company's robotic systems are not limited to any particular assay format and can be reconfigured to run a wide variety of assays. In addition to transcription-based, live-cell assays, the Company's robotic systems can perform conventional in vitro assays and live-cell assays not focusing on gene transcription.

     In designing drug screens, the Company generally selects the most relevant human cell line for the target protein. For example, liver cells are used in assays designed to test for the production of proteins normally produced in the liver. In order to confirm results obtained in these cell lines, the Company subjects lead compounds to assays using primary cells isolated from fresh tissues, which it believes are the most accurate cell types to predict the activity of the test compounds. Traditionally, these primary cell assays have not been used in high throughput screens because the sensitivity of the cells to small changes in temperature, humidity and carbon dioxide levels make accurate quantitative data difficult to obtain. The Company has developed proprietary environmental control chambers to tightly regulate these conditions and allow the use of primary cells in high throughput screens. While the Company often focuses on transcription-based screens, it has the ability to perform an extensive portfolio of different screens depending on the targeted disease indication.

  DIVERSE COMPOUND LIBRARIES AND COMBINATORIAL CHEMISTRY

     Access to large libraries of diverse compounds is an important aspect of the Company's drug discovery efforts. The Company's collaborative partners have provided large compound libraries to the Company pursuant to its collaborative research programs. Certain collaborative partners have made their compound libraries available for additional research by the Company outside the existing collaborative programs. The Company has developed robotic systems to format compound libraries into microtiter plates for high throughput screening and an advanced inventory control process incorporating a bar code system to track these compounds. The Company has prepared and archived several distinct medicinal compound libraries belonging to the Company's pharmaceutical partners for screening applications. In excess of 700,000 samples are archived at the Company and over 150,000 of these can be made available to the Company's proprietary discovery programs. For any compound from the Company's collaborative partners' libraries that emerges as a lead in a proprietary program, the partner will have the right of first refusal to develop the compound or terminate its further development or to allow the Company to commercialize the compound independently or with a third party in exchange for royalty payments from the Company on product sales.

     In addition to the medicinal chemistry compounds, the Company also makes extensive use of natural product compounds in fungal fermentation extracts. Fungi are a known source of novel pharmaceuticals, including penicillin, cephalosporin, lovastatin, prevastatin and cyclosporin A. The Company has established a collaboration with a company specializing in fungal fermentation products in which the Company sponsors the research and development of fungal extracts. Pursuant to this collaboration, the Company has acquired more than 60,000 extracts of fungal samples for its proprietary uses and has the capacity to add to this collection at the rate of 1,000 to 2,000 samples per week.

     Regardless of whether a lead compound is obtained by traditional or live cell-based assays, the pharmaceutical properties of that compound must be optimized before clinical development begins. Traditional lead optimization requires medicinal chemists to synthesize new analogs. This methodology is limited to producing approximately five to 20 new analogs per week. Combinatorial chemistry techniques, however, enable the rapid production of hundreds of chemical analogs per week. In a recent pilot program conducted by the Company, nearly 3,000 analogs of a lead compound in one of the Company's proprietary programs were synthesized over three months. The Company is automating its combinatorial chemistry synthesis program in order to produce analogs of lead compounds more rapidly. The Company believes that the continued development of this technology will not only provide for a rapid expansion in its proprietary libraries of medicinal compounds, but also accelerate the Company's ability to rapidly analog lead compounds from its screening programs.

ONCOGENE SCIENCE'S STRATEGY

     The Company's goal is to discover and develop novel small molecule drugs through proprietary and collaborative drug discovery programs using its proprietary technology platform.

     The Company's strategy includes the following key elements:

     - Enhance Capabilities in Drug Discovery. The Company is seeking to enhance its drug discovery operations by combining new capabilities in combinatorial chemistry with its industry leading robotics and information technologies to optimize leads more quickly and effectively. The Company is also developing new live-cell assays to detect complex intra-cellular mechanisms thereby enhancing the potential of discovering lead compounds.

     - Maintain and Expand Collaboration with Pharmaceutical Partners. The Company will seek to maintain and expand collaborations with pharmaceutical companies to provide funding, development and commercialization capabilities, which enables the Company to focus on its core strengths in drug discovery. The Company has collaborations with four major pharmaceutical companies with which it is pursuing over 20 protein targets for various diseases.

     - Expand Capabilities to Advance Internal Proprietary Programs. The Company will seek to expand its proprietary drug discovery efforts to develop lead compounds through early clinical trials. The Company believes that by seeking collaborative partners later in the development process, it will be able to realize more favorable terms for the funding, development and commercialization of potential drug candidates.

PRODUCT DEVELOPMENT AND RESEARCH PROGRAMS

     The following table summarizes Oncogene Science's current pharmaceutical product development and research programs. The table is qualified in its entirety by reference to the more detailed descriptions elsewhere in this Prospectus.

                                                      No. of Protein
           Drug Discovery Program/Partners              Targets(1)   Discovery(1)  Preclinical(2)  Phase I(3)   Phase II(4)
------------------------------------------------------------------------------------------------------------------
  ONCOGENE         Chronic Anemias                          2             --             --
  SCIENCE          ------------------------------------------------------------------------------------------------
                   Viral Infections                         4             --
                   ------------------------------------------------------------------------------------------------
                   Muscle Wasting Disorders                 3             --
------------------------------------------------------------------------------------------------------------------
  CIBA-GIEGY       Wound Healing (TGF-Beta3)                1                                                       --
                   ------------------------------------------------------------------------------------------------
                   Oral Mucositis in Cancer (TGF-Beta3)     1                                         --
------------------------------------------------------------------------------------------------------------------
  HOECHST          Cardiovascular                           4             --             --
  MARION           ------------------------------------------------------------------------------------------------
  ROUSSEL          Arthritis                                2             --
                   ------------------------------------------------------------------------------------------------
                   Alzheimer's                              1             --
------------------------------------------------------------------------------------------------------------------
  PFIZER           Cancer: Oncogenes                        4             --             --
                   ------------------------------------------------------------------------------------------------
                   Tumor Suppressor Genes                   1             --
                   ------------------------------------------------------------------------------------------------
                   Angiogenesis                             1             --
                   ------------------------------------------------------------------------------------------------
                   Apoptosis                                2             --
------------------------------------------------------------------------------------------------------------------
  WYETH-AYERST     Diabetes                                 1             --             --
                   ------------------------------------------------------------------------------------------------
                   Immune Suppression                       1             --
                   ------------------------------------------------------------------------------------------------
                   Asthma                                   1             --
                   ------------------------------------------------------------------------------------------------
                   Osteoporosis                             1             --
------------------------------------------------------------------------------------------------------------------
                   TOTAL                                    30
------------------------------------------------------------------------------------------------------------------

  (1) For most of the Company's programs in the "Discovery" phase, the target proteins are either undergoing high throughput screening or lead compounds identified in these screens are being evaluated. Multiple lead compounds may exist for any target protein. These lead compounds may be at different stages of development, as indicated in the table above.

  (2) In the "Preclinical" phase, the Company or its collaborative partners optimize lead compounds and conduct laboratory pharmacology and toxicology testing.

  (3) "Phase I" clinical trials consist of small scale safety trials typically in healthy human volunteers. The Company expects to conduct Phase I clinical trials of TGF-(Beta3) for oral mucositis in 1996. No assurance can be given that Phase I clinical trials will begin when planned, if at all.

  (4) "Phase II" clinical trials entail testing of compounds in humans for safety and efficacy in a limited patient population. The Company expects Ciba will commence Phase II efficacy studies with respect to the TGF-(Beta3) for wound healing indications in 1996. No assurance can be given that Phase II clinical trials will begin when planned, if at all.

  SMALL MOLECULE COLLABORATIVE PROGRAMS

     As part of its business strategy, Oncogene Science pursues collaborations with pharmaceutical companies to combine the Company's drug discovery capabilities with the collaborators' development and financial resources. Typically, the Company's collaborations provide for its partners to make milestone or other payments in support of the Company's research programs and to pay royalties on sales of any resulting products. The collaborative partners retain manufacturing and marketing rights worldwide. In all cases, the

Company's collaborative partners give the Company access to their compound libraries for screening against the target genes under their respective collaborations. Certain pharmaceutical collaborators make their compound libraries available to the Company for additional research outside the collaborative programs. Generally, each collaborative research agreement prohibits the Company from pursuing drug discovery research relating to the target proteins identified under the collaboration with any third party. The Company is currently in discussions with several pharmaceutical companies regarding potential collaborations or other ventures related to the discovery or optimization of lead compounds or the clinical development and commercialization of potential product candidates. There can be no assurance, however, that current collaborations will be successful, any new collaboration will be established, or if established, will be on terms favorable to the Company. Failure to either maintain its existing, or enter into any new, collaborations could limit the scope of the Company's drug discovery and development activities, particularly if alternative sources of funding are unavailable. Such failure could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's existing collaborations are as follows:

     Pfizer Inc.

     In April 1986, Pfizer and the Company entered into a collaborative research agreement and several other related agreements. During the first five years of the collaboration, the Company and Pfizer focused principally on understanding the molecular biology of oncogenes. In 1991, Pfizer and the Company renewed the collaboration for a new five-year term and expanded the resources and scope of the collaboration to focus on the discovery and development of cancer therapeutic products that target oncogenes and anti-oncogenes. Oncogenes play a key role in the conversion of normal cells to a cancerous state. Anti-oncogenes, or tumor suppressor genes, encode proteins that generally function to block the proliferative growth of particular cell types. A loss of function of certain tumor suppressor genes can result in uncontrolled cell growth.

     Currently, the Company's collaboration with Pfizer focuses on discovering compounds that act upon eight target proteins involved in cancer. The Company's screening program has resulted in the identification of a proprietary lead compound that inhibits a protein associated with a number of major cancers. Pfizer is currently conducting pre-IND safety and toxicity studies on this compound. If such studies are successful, the Company expects that Pfizer may file an IND as early as the second half of 1996. The success of such studies and the continued development of this compound depends on several factors outside the control of the Company, including the amount and timing of resources devoted by Pfizer and the successful optimization of the compound. There can be no assurance that this schedule will be met or that an IND for this lead compound will be filed.

     All patent rights and patentable inventions derived from the research under this collaboration are owned jointly by the Company and Pfizer. The Company is obligated to file, prosecute and maintain such patents. The Company has granted Pfizer an exclusive, worldwide license to make, use, and sell the therapeutic products resulting from this collaboration in exchange for royalty payments. This license terminates on the date of the last to expire of the Company's relevant patent rights.

     Pfizer will be responsible for the clinical development, regulatory approval, manufacturing and marketing of any products derived from the collaborative research program. However, the collaborative research agreement does not obligate Pfizer to pursue these activities. Generally, the Company is prohibited during the term of the contract from pursuing or sponsoring research aimed at discovery of drugs for the treatment of cancer. If the Company becomes aware of an opportunity to pursue such research, it must notify Pfizer of this opportunity and negotiate in good faith for a period of 120 days. If the parties fail to reach agreement to include this opportunity in their collaboration, the Company may pursue the opportunity independently. Pfizer is subject to a similar restriction to the extent it desires to pursue any opportunity with a third party, but Pfizer is not prohibited from pursuing any cancer research on its own. The collaborative research agreement may be terminated early by either party upon the occurrence of certain defaults by the other party. Any termination of the collaboration resulting from a Pfizer default will cause a termination of Pfizer's license rights. Pfizer will retain its license rights if it terminates the agreement in response to a default by the Company.

     From 1986 to 1991, Pfizer paid an aggregate amount of $13.7 million to the Company in research funding. In addition, during the current five-year term of the collaboration the Company received or accrued an aggregate of $18.1 million through December 31, 1995 in research payments from Pfizer. In 1986, Pfizer purchased 587,500 shares of the Company's common stock, which constitutes approximately 3.4% of the Company's outstanding common stock, for an aggregate purchase price of $3,525,000. The current collaborative research agreement expires on March 31, 1996. The Company expects this agreement to be renewed under substantially the same terms, effective April 1, 1996. There can be no assurance, however, that the collaborative research agreement with Pfizer will be renewed on similar terms, or at all. The failure to renew this collaboration would have a material adverse effect on the Company's business, financial condition and results of operations.

     Hoechst Marion Roussel, Inc.

     The Company is pursuing various areas jointly with HMRI. In July 1995, the pharmaceutical operations of MMDI, Hoechst and Hoechst Roussel combined into one entity, HMRI. Prior to this date, the Company had collaborative agreements with all three of these companies. The Company and HMRI have agreed in principle to consolidate these agreements into one collaborative program and are negotiating the terms of this ongoing collaboration. The Company believes that this consolidation will result in a stronger, more flexible collaborative program, although it expects the total level of funding from HMRI will be less than the aggregate funding from the three previously separate entities. In anticipation of the HMRI transaction, during fiscal 1995 the Company reallocated resources and reduced expenses under these collaborative programs. HMRI is responsible for funding the costs of the Company's development of the assay cell lines and compound screening, and as of December 31, 1995, the Company had received or accrued an aggregate of $9.3 million in research funding from HMRI and its predecessors, of which $6.2 million of this amount was provided by MMDI. There can be no assurance, however, that the Company and HMRI will successfully negotiate a new agreement on terms favorable to the Company or at all. Failure to secure such agreement could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's current collaborations with HMRI are as follows:

     Atherosclerosis. In December 1992, the Company entered into a five-year collaborative research agreement with MMDI to discover and develop gene transcription-based drugs to treat certain indications in cardiovascular disease, focused principally on atherosclerosis. The Company completed screening MMDI's compound library in its assays incorporating artherosclerosis targets, which resulted in the identification of several lead compounds. HMRI later requested that the Company screen the compound libraries formerly of Hoechst and Hoechst Roussel against the same atherosclerosis targets to determine whether additional lead compounds could be identified. The Company has completed this additional screening and identified several more lead compounds.

     Inflammation, Arthritis and Metabolic Diseases. The Company entered into a six-year collaborative research agreement with Hoechst, effective January 1993. This collaboration is focused on discovering drugs for the treatment of inflammation, arthritis and metabolic diseases. The Company has completed the screening of HMRI's compound libraries against all three targets in this collaboration. The lead compounds identified in these screens are undergoing further analysis, including evaluation in animal models by HMRI.

     Alzheimer's. In October 1993, the Company entered into a six-year collaborative research agreement with Hoechst Roussel pursuant to which it is pursuing the discovery and development of gene transcription-based drugs to treat Alzheimer's disease. The Company has completed screening HMRI's compound libraries in cell-based assays and has identified a potential lead compound that is undergoing further analysis.

     General. Under each of the Company's collaborative agreements with HMRI, research committees were formed with equal representation from Oncogene Science and HMRI. These committees, which meet at least three times a year, evaluate the progress of the respective research programs, make priority and program decisions, and prepare annual research plans identifying the drug targets to be pursued and setting forth related research and budgeting information. The Company is responsible for achieving its objectives in the annual research plans. HMRI is responsible for assisting the Company in the pursuit of such objectives, including advancing the pharmacological assessment of compounds identified by the Company, determining the chemical structure of the selected compounds, identifying and selecting development candidates, pursuing clinical development and regulatory approval, and developing manufacturing methods and pharmaceutical formulations for the selected candidates. HMRI, in its sole discretion, may elect not to undertake one or more of these steps.

     Generally, the Company is prohibited during the terms of the respective contracts from pursuing or sponsoring research independent of HMRI on the identified target proteins in the three areas of collaboration with HMRI. HMRI is prohibited from sponsoring research with third parties employing the Company's gene transcription technology on the identified target proteins. The collaborative research agreements may be terminated early by either party upon the occurrence of certain defaults by the other party. Any termination by the Company resulting from an HMRI default will cause a termination of certain of HMRI's license rights. HMRI will retain its license rights if it terminates an agreement in response to a default by the Company.

     The Company granted to MMDI an exclusive, worldwide license with respect to, among other things, the use, manufacture and sale of products resulting from their research collaboration. HMRI has the right to obtain an exclusive, worldwide license from the Company with respect to any therapeutic product derived from the original Hoechst and Hoechst Roussel research programs. In exchange for these licenses, HMRI will pay royalties to the Company on sales of such products. The license will become non-exclusive, and HMRI's obligation to pay royalties on sales will terminate in each country, in the case of a patented product, when the patent expires in such country, and in the case of a non-patented product, ten years after the first commercial sale of such product in such country. The Company and HMRI have mutually exclusive rights and obligations to prosecute and maintain patent rights related to various specified areas of the research under the original MMDI collaboration.

     Wyeth-Ayerst Laboratories

     In December 1991, the Company entered into a two-year collaborative research agreement with Wyeth, which was extended for an additional three-year term in December 1993. The purpose of the agreement is to discover and develop transcription-based drugs for the treatment of diabetes, immune system modulation, asthma and osteoporosis. This collaboration has been successful in identifying active compounds on all four protein targets. Wyeth is continuing preclinical evaluation of these compounds, and lead compounds identified for a diabetes target have been shown to be active in animal studies, although there can be no assurance that a safe and effective compound will be identified for clinical evaluation.

     Under the agreement, a research committee, composed of representatives from the Company and Wyeth, prepares an annual research plan describing the goals of the collaboration for the current year. The Company is responsible for achieving the objectives set forth in the annual research plan. Wyeth is required to make reasonably diligent efforts to advance the pharmacological assessment of compounds identified by the Company, determine the chemical structure of the compounds and make related compounds to determine the relationship between structure and activity. Wyeth is also responsible for selecting development candidates, assessing the safety of the development candidates in animals and human patients under conditions designed to meet FDA requirements, and developing manufacturing methods and pharmaceutical formulations for those selected candidates.

     The Company has granted to Wyeth an option to obtain exclusive, worldwide licenses with respect to products resulting from this collaboration in exchange for royalties to the Company on sales of such products. Under the agreement, all technology and patent rights will remain owned by the respective parties and each party has the right to prosecute and maintain its own patents.

     During the term of this agreement, Oncogene Science is prohibited from conducting or sponsoring research related to any target of its collaboration with Wyeth outside of this collaboration. Wyeth is not prohibited from conducting or sponsoring such research. The collaborative research agreement may be terminated early by either party upon the occurrence of certain defaults by the other party. Any termination by the Company resulting from a Wyeth default will cause a termination of Wyeth's license rights. Wyeth will retain its license rights if it terminates the agreement in response to a default by the Company. Currently on four months notice, Wyeth may terminate the agreement without cause and retain its license rights. Wyeth has funded the Company's drug discovery efforts under this collaboration. As of December 31, 1995, Wyeth had provided the Company with an aggregate of $4.9 million in research funding. The agreement will expire on December 31, 1996. The parties have not yet determined whether to renew this agreement, and there can be no assurance that this agreement will be renewed on terms favorable to the Company, if at all.

  RECOMBINANT TGF-(Beta)3 COLLABORATION

     In addition to its small molecule discovery programs, the Company has developed the recombinant protein TGF-(Beta)3 for various indications. The Company believes it was the first to isolate TGF-(Beta)3, a naturally occurring human growth factor that exerts either stimulatory or inhibitory effects depending upon the particular cell type to which it is applied. Topical or local application of TGF-(Beta)3 in animal studies has been shown to enhance and accelerate wound healing. Similarly, animal studies have shown that TGF-(Beta)3 can minimize the severity of ulcerative mucositis when administered prior to chemotherapy.

     The Company entered into an agreement with Ciba in April 1995 expanding the scope of the two companies' prior collaborative efforts with respect to TGF-(Beta)3. This agreement grants to Ciba an exclusive, worldwide license to use and sell TGF-(Beta)3 products for oral mucositis and wound healing, as well as certain other indications, including psoriasis, and an option to obtain rights to all indications of TGF-(Beta)3 currently held by the Company. In addition, Ciba has the worldwide license to manufacture TGF-(Beta)3 for all indications.

     Oral Mucositis. Oral mucositis is a painful, often debilitating condition characterized by mouth lesions that frequently occur as a side effect of chemotherapy. In the U.S., over one million new cases of cancer occur each year, over half of which receive multiple treatments of chemotherapy. Approximately 20% to 40% of chemotherapy patients exhibit some degree of oral mucositis. Most chemotherapeutic agents exert their lethal effects primarily against cancerous cells undergoing active growth. Chemotherapeutic agents also attack normal cells that are subject to rapid division, such as the epithelial cells lining the mouth. The Company and Ciba have developed topical formulations of TGF-(Beta)3 to temporarily inhibit the high proliferative growth rate of certain normal cells in the mouth. The Company's objective is to develop TGF-(Beta)3 to reduce the toxicity associated with chemotherapeutic agents.

     Under its agreement with Ciba, the Company will fund Phase I clinical trials of TGF-(Beta)3 for oral mucositis in the U.S. and Ciba will fund Phase I clinical trials in Europe, and if successful, Ciba will fund all Phase II and III clinical trials. An IND for this indication was filed by Ciba in January 1996. The Company expects to commence Phase I clinical trials in the U.S. in 1996. A second Phase I study is also expected to be conducted by Ciba in Europe in 1996 to demonstrate safety and determine the maximum tolerated dose. If these studies are successful, the Company expects that Ciba will initiate two Phase II studies in 1997. No assurance can be given that any of these clinical trials will demonstrate safety and efficacy or will begin when planned, or at all, in part for the reasons discussed below.

     Wound Healing. In addition to its program for the development of TGF-(Beta)3 to treat oral mucositis, the Company is collaborating with Ciba in the development of TGF-(Beta)3 in an application to promote soft tissue wound healing, including venous leg ulcers, decubitus ulcers (pressure sores) and diabetic foot ulcers. Such chronic cutaneous ulcers afflict an estimated three million people in the U.S. TGF-(Beta)3 is believed to promote wound healing by recruiting inflammatory cells, such as neutrophils and macrophages, and fibroblasts, and stimulating fibroblast proliferation and extracellular matrix production. TGF-(Beta)3 is also believed to stimulate angiogenesis (new blood vessel growth) at the wound site.

     To date, Ciba has completed two Phase I safety studies, one in Europe using a single dose of TGF-(Beta)3 applied to intact skin, the other in the U.S. using a multiple dose of TGF-(Beta)3 applied to intact skin. In both studies, the drug was found to be well tolerated with no adverse effects. Ciba recently completed Phase II-A safety/dose-finding studies in Europe, involving a single dose administration to venous leg ulcer patients. The drug was found to be well tolerated in these patients. There is an ongoing Phase II-A safety/dose-ranging study in Europe involving a single dose administration to decubitus ulcer patients. Ciba intends to initiate a clinical trial of venous leg ulcer patients in Europe, and another clinical trial in pressure sore patients in the U.S. and Canada, which are scheduled to commence in late 1996. In addition, Ciba intends to conduct additional Phase II venous leg ulcer, decubitus ulcer and burn wound clinical trials in Japan in late 1996.

There can be no assurance that additional trials will demonstrate safety and efficacy or will begin when planned, or at all in part for the reasons discussed below.

     General. In exchange for its exclusive license with respect to the wound healing, oral mucositis and certain other indications for TGF-(Beta)3, Ciba will make royalty payments to the Company on the sale of TGF-(Beta)3 products. Also, Ciba purchased 909,091 shares of the Company's Common Stock at $5.50 per share for an aggregate purchase price of $5 million in April 1995. If, and at the time, Ciba decides to initiate Phase III clinical trials (or the equivalent in Europe) for oral mucositis, Ciba will be required to make a $10 million payment to the Company. In exchange for such payment, Ciba's license will be expanded to cover all other indications for TGF-(Beta)3. Ciba has the option to make such payment by purchasing $10 million of the Company's Common Stock at the higher of $5.50 per share or the then current market price. In the absence of a decision by Ciba to pursue such clinical trials, Ciba may nonetheless exercise an option within four years from inception of the agreement, or by April 1999, to expand its license under the agreement to cover all indications for TGF-(Beta)3 by making the $10 million payment.

     Ciba has the right to discontinue clinical development at any time, in which case all of its license rights from the Company with respect to TGF-(Beta)3 will be terminated and it will make available to the Company the results of all clinical work up to the date such activity was discontinued. Under the agreement, Ciba has the right to manufacture TGF-(Beta)3, and will supply the Company and any licensee of the Company with all developmental and commercial quantities of TGF-(Beta)3 required. With respect to the Company's commercial requirements in the future, if any, Ciba and the Company have agreed to negotiate terms pursuant to which Ciba will supply TGF-(Beta)3, subject to a specified pricing formula should the parties fail to reach agreement. Ciba recently experienced delays in manufacturing TGF-(Beta)3 due to the failure of its contract manufacturer's facilities to comply with GMP regulations. If Ciba is unable or unwilling to scale up its capacity to supply TGF-(Beta)3 to the Company or its licensees in sufficient quantities, Ciba will license to the Company its technology relating to the production of TGF-(Beta)3 on terms to be negotiated within specified parameters. There can be no assurance that the TGF-(Beta)3 program will not experience significant delays as a result of Ciba's failure to supply TGF-(Beta)3 on a timely basis.

     The Company's agreement with Ciba ends upon the expiration of the last Company's patents relating to TGF-(Beta)3.

     Ciba recently has announced that it plans to merge with Sandoz, Ltd. There can be no assurance that this merger will not result in the diminution or termination of, or delays in, one or more of the Company's collaborative programs with Ciba.

  PROPRIETARY DRUG DISCOVERY AND DEVELOPMENT

     In addition to its collaborative programs, the Company has undertaken independent efforts to discover and develop gene transcription-based therapeutics in various areas. The Company initiated its proprietary programs in 1994 and is currently screening compounds against multiple target proteins in live-cell assays associated with chronic anemias, virology and muscle wasting disorders. The goal of these programs is to identify small molecule, orally-active compounds that will regulate the expression of key proteins associated with these diseases. Generally, the Company's objective with respect to its proprietary programs is to identify lead compounds, transition them through preclinical development and manage clinical development through early-stage clinical trials. If its drug discovery efforts are successful, the Company intends to partner with a large pharmaceutical firm for clinical and commercial development of each potential proprietary product. There can be no assurance that lead compounds identified in the Company's proprietary programs will progress into clinical development, that any such compounds will proceed successfully through clinical trials or that the Company will secure any collaboration agreements with respect to any program or compound.

     Chronic Anemias

     Erythropoietin. Currently, the Company's proprietary discovery and development efforts are focused principally on the protein erythropoietin ("EPO"). Injectable recombinant EPO is widely used for the treatment of anemia due to chronic renal failure and anemia associated with chemotherapy for AIDS and cancer. Sales of EPO therapeutics generated worldwide revenues of over $2.0 billion in 1995. EPO is also being tested for use in anemia resulting from other indications. The Company believes the requirement that it be administered by injection may place limitations on its more widespread use. The Company believes that a significant market opportunity exists for an effective, oral, small molecular weight compound that could induce the cellular production of EPO. The Company's gene transcription screens have resulted in the identification of several potent lead compounds that increase the expression of EPO in cell lines which naturally secrete EPO. The Company is undertaking early preclinical development, which involves medicinal chemistry and pharmacology, of these lead compounds.

     Fetal Hemoglobin. Sickle cell anemia and (Beta)-thalassemia are caused by genetic mutations which result in the mutation, absence or decrease in the
(Beta) chain of hemoglobin (the protein in red blood cells that binds oxygen). Currently available treatments for both of these diseases are inadequate and expensive. In sickle cell anemia, "sickled" cells become trapped in the spleen and break down to produce symptoms of anemia. The cost of treating each sickle cell patient in the U.S. has been estimated to be in excess of $60,000 annually. Regular blood transfusions are the mainstay of current therapy for
(Beta)-thalassemia. The Company's approach to address sickle cell anemia and
(Beta)-thalassemia is to discover a small molecule compound that increases expression of a fetal hemoglobin ("HbF") gene to compensate for the defects in the adult (Beta) chain of hemoglobin. The Company has developed an assay to determine the ability of test compounds to induce the production of HbF. The Company's goal is to establish, through additional screening and evaluation, a lead compound that induces expression of HbF as a candidate for clinical development in this area.

     Virology

     The Company's virology program targets certain proteins which are believed to be essential to viral pathogenesis. The current viral targets in this program include human immunodeficiency virus, herpes simplex virus, human hepatitis B virus ("HBV"), human hepatitis C virus ("HCV"), and influenza virus. For each of these diseases there is an unmet need for new effective, anti-viral drugs. For example, since the start of the AIDS epidemic, over 500,000 cases have been reported in the U.S. Furthermore, HBV is a chronic infection that can progress to cirrhosis and liver cancer, making HBV one of the most significant of all infectious diseases. HCV is also a major viral pathogen. In the U.S., over 3.5 million people are infected with HCV, and the virus may account for 40% of all chronic liver disease. Currently, the principal therapy for HCV is alpha interferon administered by injection, but this therapy has limited efficacy.

     The Company's principal drug discovery approach in its virology program focuses on discovering small molecule compounds that affect transcription of novel gene sequences in the virus. The Company has designed four novel assays that target these genes. The Company is in discussions with BioChem regarding a potential virology joint venture, although there can be no assurance that a joint venture will be established.

     Muscle Wasting Disorders

     Cachexia. Cachexia is the accelerated breakdown of skeletal muscle coupled with a high degree of morbidity and organ dysfunction. Cachexia is characterized by progressive weight loss and a depletion of muscle. This "wasting syndrome" is associated with a wide variety of chronic disease states and is particularly common in both advanced metastic cancer and AIDS. While the exact mechanisms responsible for the development of cachexia are not completely elucidated, the Company believes both stimulators, or agonists, of growth hormone and inhibitors, or antagonists, of tumor necrosis factor alpha could prove to be effective agents in the treatment of this condition.

     Human growth hormone (hGH) is a potent anabolic agent known to stimulate protein accretion and to increase muscle mass. The usefulness of this hormone as a therapy for wasting disorders associated with cancer, AIDS and old age is being actively investigated by several companies. Furthermore hGH has completed Phase III clinical trials and is pending FDA review. Recombinant hGH protein requires injection for administration, and the current costs of this drug range from $10,000 to $30,000 per patient annually. Recombinant hGH generated revenues of over $1 billion in the treatment of growth disorders in 1994. The Company believes there is a major market opportunity for an orally active, cost-effective drug which acts to induce hGH gene expression and increase levels of hGH in the body.

     Muscular Dystrophy. Duchenne's and Becker's muscular dystrophy are due to defects of the dystrophin gene. The Company is developing multiple approaches in its discovery efforts with respect to a drug for the treatment of muscular dystrophy. A portion of the funding for this project has been provided by the Association Francaise Contre Les Myopathies.

CANCER DIAGNOSTICS

     The Company is engaged in the development of a series of cancer diagnostic tests based on oncogenes, tumor suppressor genes and other gene targets whose proteins are directly involved in tumor growth or metastasis. One line of these tests utilizes immunoassays and monoclonal antibodies to detect these cancer markers in urine and serum. The other line of diagnostic tests utilizes a series of monoclonal antibodies capable of measuring the cancer markers in tissue sections using immunohistochemistry techniques such as manual pathology diagnostic tests and image analysis. Both of these lines of tests are designed to aid oncologists in the confirmation, monitoring, staging, screening or prognosis of human cancer. These tests may enable reference labs and physicians to select more effective types of treatment, more easily monitor patients during therapy, or diagnose cancer at an earlier stage. The current focus of the Company's diagnostic development program is on breast and colon cancer, but the Company believes that many of the cancer markers in its program may have clinical utility for other human tumors, such as lung, prostate, ovarian and stomach cancer. None of these diagnostic tests have completed clinical development or received FDA clearance to be marketed in the U.S.

     The Company has been pursuing serum and tissue based cancer diagnostic products in collaboration with Becton under a collaborative program started in October 1991 (after an earlier collaboration from 1984 to 1989). During 1995, the Company and Becton agreed that Becton would narrow its focus in the program exclusively to tissue-based diagnostic tests including immunohistochemistry and that the Company would continue its development program in serum-based cancer diagnostics. Becton has reduced funding under this program in fiscal 1996 and the Company is uncertain as to Becton's ongoing support of this program thereafter. The Company believes Becton will seek FDA approval for one or more immunohistochemistry tests for the manual pathology market in the next 12 to 18 months, although there is no assurance that such an approval will be received on a timely basis, if at all. The Company is actively seeking to form collaborations with one or more partners for the clinical and commercial development of its serum-based diagnostic products. No assurance can be given that the Company will establish such a collaboration on acceptable terms or at all.

INTELLECTUAL PROPERTY

     The Company believes that patents and other proprietary rights are vital to its business. The Company's policy is to protect its intellectual property rights in technology developed by its scientific staff by a variety of means, including applying for patents in the United States and other major industrialized countries. The Company also relies upon trade secrets and improvements, unpatented proprietary know-how and continuing technological innovations to develop and maintain its competitive position. In this regard, the Company seeks restrictions in its agreements with third parties, including research institutions, with respect to the use and disclosure of the Company's proprietary technology. The Company also has confidentiality agreements with its employees, consultants and scientific advisors.

     The Company currently owns 12 U.S. patents and 35 foreign patents. In addition, the Company currently has pending 30 applications for United States patents, 3 of which have been allowed, and 33 applications for foreign patents, 2 of which have been allowed. In addition, other institutions have granted exclusive rights under their United States and foreign patents and patent applications to the Company.

     There can be no assurance that patents will issue based upon the Company's pending patent applications or any applications which it may file in the future, that any patent issued will adequately protect a commercially marketable product or process or that any patent issued will not be circumvented or infringed by others or declared invalid or unenforceable. Moreover, there can be no assurance that others may not independently develop the same or similar technology or obtain access to the Company's proprietary technology. The Company is aware of patents issued to other entities with respect to technology potentially useful to the Company and, in some cases, related to products and processes being used or developed by the Company. The Company currently cannot assess the effect, if any, that these patents may have on its operations in the future. The extent to which efforts by other researchers resulted or will result in patents and the extent to which the issuance of patents to other entities would have a material adverse effect on the Company or would force the Company to seek licenses from such other entities currently is unknown as is the availability to the Company of licenses from such other entities, and whether, if available, such licenses can be obtained on terms acceptable to the Company.

     In the cancer diagnostics area, the Company has a U.S. patent relating to an assay which the Company is seeking to develop for the detection of protein encoded by the neu oncogene ("neu") in serum. The Company is aware that a patent application relating to a similar assay was filed by a third party shortly after the Company filed the application from which its U.S. patent issued. It is possible that the Company may have to participate in an interference proceeding with such third party to determine priority of invention, which could result in substantial cost to the Company. The Company cannot predict whether such an interference proceeding will occur, or if it does occur, whether the Company will prevail. If the Company does not prevail, it may not be able to commercialize its assay for neu in serum without a license from such third party, which may not be available on acceptable terms or at all.

     The Company is aware of several U.S. and foreign patents owned by others who may allege infringement by products, including TGF-(Beta)3, which the Company is seeking to develop in collaboration with a partner. Genentech has U.S. patents relating to certain recombinant materials and procedures for producing members of the TGF-(Beta) family, including TGF-(Beta)3. In addition, the Company believes that Genentech has license rights under a United States Government patent relating to work done at the National Institute of Health of the U.S. Department of Health and Human Services involving the identification and isolation of TGF-(Beta)1.

     The Company believes that the currently planned development by the Company and Ciba, its collaborative partner for TGF-(Beta)3, involving manufacture in Europe by Ciba of TGF-(Beta)3 in nonmammalian cells for subsequent distribution in Europe and the United States does not infringe any valid claim of any patent owned by Genentech or by the U.S. Government. The Company and Ciba have taken and continue to take such actions, including the pursuit of opposition proceedings against foreign patents, as they deem prudent to minimize the possibility of any charge of patent infringement being validly raised against Ciba or the Company based on such patents.

     The Company does not believe that it is infringing any valid claim of any patents owned by third parties. However, there can be no assurance that a contrary position will not be asserted, or that, if asserted, such a position would not prevail. If a patent infringement lawsuit were brought against the Company or its licensees, the Company could incur substantial costs in defense of such a suit, which could have a material adverse effect on the Company's business, financial condition and results of operation, regardless of whether the Company were successful in the defense. Furthermore, the Company's royalties may be reduced by up to 50% if its licensees or collaborative partners are required to obtain licenses from third parties whose patent rights are infringed by the Company's products, technology or operations.

COMPETITION

     The pharmaceutical, biotechnology and diagnostics industries are intensely competitive. The Company faces, and will continue to face, intense competition from organizations such as large pharmaceutical companies, diagnostic companies, biotechnology companies, academic and research institutions and government agencies. The Company is subject to significant competition from industry participants who are pursuing the same or similar technologies as those which constitute the Company's technology platform and from organizations that are pursuing pharmaceutical products or therapies or diagnostic products that are competitive with the Company's potential products. Most of the organizations competing with the Company have greater capital resources, research and development staffs and facilities, and greater experience in drug discovery and development, obtaining regulatory approval and pharmaceutical product manufacturing and marketing. The Company's major competitors include fully integrated pharmaceutical companies, such as Merck & Co., Inc., Glaxo Wellcome Inc. and SmithKline Beecham plc, that conduct extensive drug discovery efforts and are developing novel small molecule pharmaceuticals, as well as numerous smaller companies.

     The Company's technology platform consists principally of utilizing genetically engineered live cells, gene transcription technologies and high throughput drug screening. Pharmaceutical and biotechnology companies and others are active in all of these areas. Ligand Pharmaceuticals Inc., a publicly owned company, employs live-cell assays, gene transcription, and high throughput robotics in its drug discovery operations. Numerous other companies use one or more of these technologies. Several private companies, including Tularik Inc., Signal Pharmaceuticals Inc. and Scriptgen Pharmaceuticals, Inc., pursue drug discovery using gene transcription methods. Other organizations may acquire or develop technology superior to that of the Company.

     Companies pursuing different but related fields also present significant competition for the Company. For example, research efforts with respect to gene sequencing and mapping are identifying new and potentially superior target genes. In addition, alternative drug discovery strategies, such as rational drug design, may prove more effective than those pursued by the Company. Furthermore, competing entities may have access to more diverse compounds for testing by virtue of larger compound libraries or through combinatorial chemistry skills or other means. These include Pharmacopeia, Inc., a publicly traded company, CombiChem, Inc. and ArQule, Inc., all of which have major collaborations with leading pharmaceutical companies. There can be no assurance that the Company's competitors will not succeed in developing technologies or products that are more effective than those of the Company or that would render the Company's products or technologies obsolete or noncompetitive.

     With respect to the Company's small molecule drug discovery programs, other companies have potential drugs in clinical trials to treat all the disease areas for which the Company is seeking to discover and develop drug candidates. These competing drug candidates are further advanced in clinical development than are any of the Company's potential products in its small molecule programs and may result in effective, commercially successful products. Even if the Company and its collaborative partners are successful in developing effective drugs, there can be no assurance that the Company's products will compete effectively with such products. No assurance can be given that the Company's competitors will not succeed in developing and marketing products that either are more effective than those that may be developed by the Company and its collaborative partners or are marketed prior to any products developed by the Company or its collaborative partners.

     With respect to its efforts to develop TGF-(Beta)3 for various indications, the Company is aware of competing growth factor proteins in clinical trials, and competing treatment regimens, for wound healing indications. Platelet derived growth factor (PDGF) for diabetic skin ulcers, under development by Chiron Corporation and Johnson & Johnson, has completed Phase III clinical trials in the U.S. Chiron Corporation and Johnson & Johnson have announced that they intend to file a Product Licensing Application ("PLA") for PDGF with the FDA in 1996. Fibroblast growth factor (FGF) for chronic dermal ulcers, under development by Scios Nova Inc. and Kaken Pharmaceutical Co., Ltd., is in Phase III clinical trials in Japan. TGF-(Beta)2 for leg ulcers, under development by Genzyme Corp. and Celtrix Pharmaceuticals, Inc., is in Phase II clinical trials in the U.S. No assurance can be given that the Company and Ciba will successfully develop TGF-(Beta)3 for any indication, including wound healing. Furthermore, if any of the competing growth factor product candidates listed above or other growth factors proves to be effective for wound healing indications, there can be no assurance that any product developed by the Company will be able to compete effectively with such product or products.

     Other competing approaches to the treatment of chronic wounds include comprehensive service-based patient centers, which are dedicated to intensive wound management. These centers may include the use of autologous growth factor therapy, in which extracts prepared from the patient's own platelets are used to treat the wounds. Surgical intervention is also frequently employed, which may involve partial amputation and/or surgical revascularization. The use of skin grafts to treat wounds, either autografts (skin from elsewhere on the same patient) or cultured allografts, are also being investigated by several companies, including Advanced Tissues Sciences, Inc. and Organogenesis, Inc. No assurance can be given that TGF-(Beta)3 will prove to be safe and effective or will compete successfully against current and emerging therapies for any particular clinical indication.

     The Company believes that its ability to compete successfully will be based on, among other things, its ability to create and maintain scientifically advanced technology, attract and retain scientific personnel with a broad range of expertise, obtain patent protection or otherwise develop proprietary products or processes, enter into collaborative arrangements, and, independently or with its collaborative partners, conduct clinical trials, obtain required government approvals on a timely basis, and commercialize its products.

MANUFACTURING

     Ciba has the exclusive right to, and the Company will rely on Ciba for, the manufacture of TGF-(Beta)3 for all of the Company's requirements for clinical trials and commercial purposes. Oncogene Science believes that, if Ciba should fail to meet its requirements, there are other companies that could manufacture and supply TGF-(Beta)3, although there can be no assurance that this could be accomplished on a timely basis, or at all.

     The Company is, and will remain, dependent on its collaborative partners and third parties for the manufacture of all products. There can be no assurance that the Company will be able to manufacture products that will meet the Company's demands for quality, quantity, cost and timeliness or otherwise contract for manufacturing capabilities on acceptable terms. The failure of the Company to successfully contract for the manufacture of products that satisfy its requirements for quality, quantity, cost and timeliness would prevent the Company from conducting preclinical testing and clinical trials and commercializing its products.

MARKETING AND SALES

     The Company does not intend to develop its own marketing and sales capabilities. Potential therapeutic products subject to the Company's collaborative agreements with Pfizer, HMRI, Wyeth and Ciba, and potential diagnostic products under the Company's collaboration with Becton, will be marketed by those companies worldwide. The Company will receive royalties of up to 10% on net sales of products, depending upon the nature of the product and the ownership of the underlying technology. The Company expects that any products resulting from future collaborations in drug discovery and development and diagnostic product development will be marketed under arrangements which are similar to these agreements, although any collaborations established for products resulting from proprietary programs may vary significantly.

GOVERNMENT REGULATION

     The Company and its collaborative partners are, and any potential products discovered and developed thereto, will be subject to comprehensive regulation by the FDA in the United States and by comparable authorities in other countries. These national agencies and other federal, state, and local entities regulate, among other things, the preclinical and clinical testing, safety, effectiveness, approval, manufacture, labeling, marketing, export, storage, record keeping, advertising, and promotion of pharmaceutical and diagnostic products.

     The process required by the FDA before pharmaceutical products may be approved for marketing in the United States generally involves: (i) preclinical laboratory and animal tests, (ii) submission to FDA of an investigational new drug application, which must become effective before clinical trials may begin,
(iii) adequate and well controlled human clinical trials to establish the safety and efficacy of the drug for its intended indication, (iv) submission to the FDA of an NDA or, in the case of biological products, such as TGF-(Beta)3, a PLA, and (v) FDA review of the NDA or PLA in order to determine, among other things, whether the drug is safe and effective for its intended uses. There is no assurance that FDA review process will result in product approval on a timely basis, if at all.

     Preclinical tests include laboratory evaluation of product chemistry and formulation, as well as animal studies, to assess the potential safety and efficacy of the product. Certain preclinical tests are subject to FDA regulations regarding current Good Laboratory Practices. The results of the preclinical tests are submitted to the FDA as part of an IND and are reviewed by the FDA prior to the commencement of clinical trials.

     Clinical trials are conducted under protocols that detail such matters as the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

     Clinical trials are typically conducted in three sequential phases, which may overlap. During Phase I, when the drug is initially given to human subjects, the product is tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. Phase II involves studies in a limited patient population to: (i) evaluate preliminarily the efficacy of the product for specific, targeted indications, (ii) determine dosage tolerance and optimal dosage, and (iii) identify possible adverse effects and safety risks. Phase III trials are undertaken in order to further evaluate clinical efficacy and to further test for safety within an expanded patient population. The FDA may suspend or terminate clinical trials at any point in this process if it concludes that clinical subjects are being exposed to an unacceptable health risk.

     FDA approval of the Company's and its collaborators' products, including a review of the manufacturing processes and facilities used to produce such products, will be required before such products may be marketed in the United States. The process of obtaining approvals from the FDA can be costly, time consuming and subject to unanticipated delays. There can be no assurance that approvals of the Company's proposed products, processes or facilities will be granted on a timely basis, if at all. Any failure to obtain or delay in obtaining such approvals would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, even if regulatory approval is granted, such approval may include significant limitations on indicated uses for which a product could be marketed.

     Among the conditions for NDA approval is the requirement that the prospective manufacturer's manufacturing procedures conform to GMP requirements, which must be followed at all times. In complying with those requirements, manufacturers (including a drug sponsor's third-party contract manufacturers) must continue to expend time, money and effort in the area of production and quality control to ensure compliance. Domestic manufacturing establishments are subject to periodic inspections by the FDA in order to assess, among other things, GMP compliance. To supply products for use in the United States, foreign manufacturing establishments must comply with GMP and are subject to periodic inspection by the FDA or by regulatory authorities in certain countries under reciprocal agreements with the FDA.

     Both before and after approval is obtained, a product, its manufacturer and the holder of the NDA for the product are subject to comprehensive regulatory oversight. Violations of regulatory requirements at any stage, including the preclinical and clinical testing process, the approval process, or thereafter (including after approval) may result in various adverse consequences, including the FDA's delay in approving or refusal to approve a product, withdrawal of an approved product from the market, and the imposition of criminal penalties against the manufacturer and NDA holder. In addition, later discovery of previously unknown problems may result in restrictions on such product, manufacturer or NDA holder, including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of the Company's products under development.

     For marketing outside the United States, the Company and its collaborators and the drugs developed thereby, if any, will be subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs and diagnostic products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. In addition, before a new drug may be exported from the U.S., it must be the subject of an approved NDA or comply with FDA regulations pertaining to INDs.

     In addition to regulations enforced by the FDA, the Company also is subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and future federal, state or local regulations. The Company's research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company.

     Diagnostic tests undergo different FDA review processes depending whether they are classified as "biologicals" or "medical devices." For medical devices, a 510(k) application (for a product substantially equivalent to a product already on the market) or a premarket approval ("PMA") application (generally, a new product or method that is not substantially equivalent to an existing product) must be filed with, and approved by, the FDA prior to commercialization. Obtaining premarket approval is a costly and time-consuming process, comparable to that for new drugs. There can be no assurance that the Company's cancer diagnostic product candidates will be submitted for regulatory approval, or if submitted, that the Company would not be required to seek pre-market approval as opposed to filing a 510(k) application.

EMPLOYEES

     The Company believes that its success will be largely dependent upon its ability to attract and retain qualified personnel in scientific and technical fields. As of December 31, 1995, the Company employed 107 persons, of whom 84 were primarily involved in research and development activities, with the remainder engaged in executive and administrative capacities. Although the Company believes that it has been successful to date in attracting skilled and experienced scientific personnel, competition for such personnel is intense and there can be no assurance that the Company will continue to be able to attract and retain personnel of high scientific caliber. The Company considers its employee relations to be good.

FACILITIES

     The Company leases a 30,000 square foot facility located at 106 Charles Lindbergh Boulevard, Uniondale, New York. This facility houses the Company's principal executive officers and drug discovery laboratory. The Company also leases an 11,000 square foot facility located at 80 Rogers Street/129 Binney Street, Cambridge, Massachusetts. This facility contains the offices and laboratories of the Company's diagnostic product operations. The Company believes that its facilities will be adequate to meet current requirements for the foreseeable future.

LITIGATION

     There are no material legal proceedings pending against the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Information with respect to the executive officers and directors of the Company as of December 31, 1995 is set forth below:

               NAME                  AGE                          POSITION
-----------------------------------  ---     --------------------------------------------------
Edwin A. Gee, Ph.D. (1)(2).........  75      Chairman of the Board and Director
Gary E. Frashier...................  59      Vice Chairman and Chief Executive Officer and
                                             Director
Steve M. Peltzman..................  49      President and Chief Operating Officer and Director
J. Gordon Foulkes, Ph.D............  42      Vice President and Chief Scientific Officer and
                                             Director
Colin Goddard, Ph.D................  36      Vice President, Research Operations
Robert L. Van Nostrand.............  38      Vice President, Finance and Administration
Ann H. Rose, Ph.D..................  54      Vice President, TGF-Beta Program and Regulatory
                                             Affairs
G. Morgan Browne (2)...............  60      Director
John H. French II (1)..............  64      Director
Walter M. Lovenberg, Ph.D. (2).....  61      Director
Walter M. Miller (1)...............  52      Director
Gary Takata (1)....................  61      Director
John P. White (1)(2)...............  49      Director

---------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Edwin A. Gee, Ph.D., a director of the Company since 1985, served as President, Chairman of the Board and Chief Executive Officer of International Paper Company from 1978 until his retirement in April 1985. Prior to 1978, Dr. Gee was a Senior Vice President, member of the Executive Committee and a director of E.I. du Pont de Nemours and Company. Dr. Gee also serves as a member of the Board of Directors of Biocryst Pharmaceuticals, Inc. and the Buckhill Falls Company. Dr. Gee is also Director Emeritus of the Salomon Brothers Fund, Inc., the Salomon Brothers Investors Fund, Inc. and the Salomon Brothers Capital Fund, Inc. Dr. Gee served as an executive officer of the Company, holding the position of Chairman of the Board of the Company, from April 1987 until March 1990. Since March 1990, Dr. Gee has retained the title of Chairman of the Board of Directors, but no longer serves as an officer of the Company.

     Gary E. Frashier was appointed Vice Chairman and Chief Executive Officer in March 1994. Prior to that, he had been President and Chief Executive Officer of the Company since March 1990. He was elected to the Board of Directors of the Company on March 21, 1990. From April 1987 to February 1990, he served as President, Chief Executive Officer and a director of Genex Corporation, a biotechnology company which specialized in protein engineering. From 1984 through March 1987, he was Chairman, President and Chief Executive Officer of Continental Water Systems Corporation, a corporation engaged in the manufacture and marketing of equipment to produce ultrapure water, which was purchased from Millipore Corporation ("Millipore") in a management buy-out organized by Mr. Frashier. Mr. Frashier served as an Executive Vice President of Millipore and President of Waters Associates, Inc., Millipore's liquid chromatography subsidiary, from 1980 through 1983.

     Steve M. Peltzman was appointed President and Chief Operating Officer of the Company in March 1994. Prior to that, he had been the Company's Executive Vice President and Chief Operating Officer since October 1991, upon consummation of the acquisition by the Company of the cancer business of Applied bioTechnology, Inc. From June 1984 until October 1991, he served as President and Chief Executive Officer of Applied bioTechnology, Inc. From 1986 to 1990, Mr. Peltzman also was President of a partnership between Applied bioTechnology and E.I. du Pont de Nemours and Company, which focused on the development of products relating to the prevention, diagnosis and treatment of human cancer. He became a director of the Company in March 1992.

     J. Gordon Foulkes, Ph.D. has been the Chief Scientific Officer of the Company since October 1991, a Vice President of the Company since 1990 and he was Director of Therapeutics of the Company from 1987 until 1991. Prior to Dr. Foulkes' employment with the Company, he was head of a laboratory and a tenured member of the scientific staff of the Medical Research Council in London, U.K. from 1984 to 1987. Dr. Foulkes became a director of the Company in March 1994.

     Colin Goddard, Ph.D., has been the Vice President, Research Operations of the Company since April 1995. Prior to that time, Dr. Goddard served in various capacities for the Company, including Vice President, Research Operations, Pharmaceutical Division from December 1993, Director, Pharmaceutical Operations from February 1993, Director, Drug Discovery from May 1992, and Program Manager, Drug Discovery from April 1991. Dr. Goddard was a research scientist with the National Cancer Institute in Bethesda, Maryland from 1986 until he joined the Company as a staff scientist in 1989.

     Robert L. Van Nostrand has been the Vice President, Finance and Administration of the Company since May 1990. He was appointed the Treasurer of the Company in March 1992 and Secretary in March 1995. Prior to 1990, Mr. Van Nostrand served as the Controller and Chief Accounting Officer of the Company from September 1986. Mr. Van Nostrand was employed by the accounting firm of Touche Ross & Co. prior to his employment by the Company. Mr. Van Nostrand is a certified public accountant.

     Ann H. Rose, Ph.D., was appointed Vice President, TGF-Beta Program and Regulatory Affairs in April 1994. Dr. Rose was an independent consultant providing clinical and regulatory development consulting services to companies in the biopharmaceutical area prior to her employment by the Company.

     G. Morgan Browne has been Administrative Director of the Cold Spring Harbor Laboratory since June 1985. Prior to 1985, Mr. Browne provided management services to a series of scientifically based companies. He is presently a director of Harris & Harris Group, Inc., and the New York Biotechnology Association, as well as a Director and Treasurer of the Long Island Research Institute. Mr. Browne became a director of the Company in March 1993.

     John H. French II has been Vice Chairman of Southern Pacific Petroleum N.L. (U.S.) for the past five years. Mr. French has been the Vice Chairman of the Russian American Chamber of Commerce since December 1994, and prior to that time he was the Chairman of this organization from July 1992. He was Chairman of the Board from January 1990 to February 1992, and President from 1960 to February 1992, of Research and Science Investors, Inc., a New York venture capital concern. He became a director of the Company in July 1988.

     Walter M. Lovenberg, Ph.D. was an Executive Vice President and member of the Board of Directors of Marion Merrell Dow Inc. from 1989 through August 1993. Dr. Lovenberg served as the President of the Merrell Dow Research Institute from 1989 to 1993 and Vice President from 1986 through 1989. Dr. Lovenberg has received the Fulbright-Hayes Senior Scholar Award, the Public Health Service Superior Service Award and the Third International Award for Research on Adult Diseases. Dr. Lovenberg currently serves as a member of the Board of Directors of Xenometrix Inc., Cytoclonal Pharmaceutics, Inc. and BioStart, Inc. Dr. Lovenberg has served as a consultant to the Company since October 1993. Dr. Lovenberg became a director of the Company in March 1994.

     Walter M. Miller has been Senior Vice President of Becton Dickinson and Company since July 1995. Prior to that Mr. Miller was Sector President, Infectious Disease Diagnostics of Becton from October 1994 to June 1995, and Sector President, Diagnostics of Becton from July 1986 to September 1994. Mr. Miller became a director of the Company in September 1990.

     Gary Takata, a founder of the Company, is a private investor and venture capitalist. From August 1989 until April 1992, he was President and a director of Zeron Acquisition I Corp. (formerly named Pilgrim Acquisition Corp.), a business development company. Since March 1992, he has been President and a director of Jupiter Acquisitions, Inc. and Zeron Acquisition II, Inc., and since November 1992, he has been President and a director of Athena Acquisitions, Inc., Saturn Acquisitions, Inc., Mars Acquisitions, Inc., Juno Acquisitions, Inc. and Neptune Acquisitions, Inc. All of these firms are business development companies. Mr. Takata has been a director of the Company since May 1983.

     John P. White is a partner in Cooper & Dunham, a New York City law firm specializing in patent, trademark and related intellectual property matters, and has been associated with the firm since 1977. Mr. White is a member of numerous professional organizations, both legal and scientific, and has written and lectured extensively on the subject of legal protection for biotechnology. Mr. White also serves on the Board of Directors of Bio-Technology General Corp. and Biocardia Corporation. Mr. White has been a director of the Company since May 1985.

     The Corporation has entered into an agreement with Becton pursuant to which Becton is entitled to representation on the Board of Directors of the Corporation. Mr. Miller was nominated to, and serves on, the Board of Directors pursuant to the agreement between the Corporation and Becton.

     The Compensation Committee of the Board of Directors is authorized, subject to the Certificate of Incorporation and Bylaws of the Corporation and the Delaware General Corporation Law, to exercise all power and authority of the Board of Directors with respect to the compensation of employees of the Corporation. It also addresses a variety of organizational matters with respect to the Corporation and its employees. The Compensation Committee also administers the Corporation's stock option plans. The Audit Committee of the Board of Directors is responsible for reviewing the adequacy of the structure of the Corporation's financial organization and the implementation of its financial and accounting polices. In addition, the Audit Committee reviews the results of the audit performed by the Corporation's outside auditors before the Annual Report to Stockholders is published.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of December 31, 1995 regarding the beneficial ownership of the Common Stock by (i) all persons known to the Corporation who own more than 5% of the outstanding shares of the Common Stock, (ii) all stockholders with whom the Corporation has entered into strategic collaborations, (iii) each director and nominee for director, (iv) each executive officer, and (v) all executive officers and directors as a group. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                                                                                 PERCENTAGE OF SHARES
                                                                                 BENEFICIALLY OWNED(1)
                                                                SHARES          -----------------------
                                                             BENEFICIALLY       PRIOR TO        AFTER
                     BENEFICIAL OWNERS                         OWNED(1)         OFFERINGS     OFFERINGS
-----------------------------------------------------------  ------------       ---------     ---------
Hoechst Marion Roussel, Inc................................     1,590,909(2)       8.83%         7.45%
  10236 Marion Park Drive
  Kansas City, MO 64137
Amerindo Investment Advisors Inc...........................     1,483,600          8.46%         7.12%
  388 Market Street
  San Francisco, CA 94111
Becton Dickinson and Company...............................     1,250,000          7.13%         5.99%
  One Becton Drive
  Franklin Lakes, NJ 07417
Ciba-Geigy, Ltd............................................       909,091          5.19%         4.36%
  CH-4002 Basel
  Switzerland
Pfizer Inc.................................................       587,500          3.35%         2.82%
  235 East 42nd Street
  New York, New York 10017
G. Morgan Browne...........................................        55,897(3)          *             *
J. Gordon Foulkes, Ph.D....................................       114,157(4)          *             *
Gary E. Frashier...........................................       193,937(5)       1.10%            *
John H. French II..........................................        38,880(6)          *             *
Edwin A. Gee, Ph.D.........................................        88,747(7)          *             *
Colin Goddard, Ph.D........................................        28,777(8)          *             *
Walter M. Lovenberg, Ph.D..................................        53,000(9)          *             *
Walter M. Miller...........................................             0(10)         *             *
Steve M. Peltzman..........................................       118,300(11)         *             *
Ann H. Rose, Ph.D..........................................        25,559(12)         *             *
Gary Takata................................................         9,700(13)         *             *
Robert L. Van Nostrand.....................................        54,084(14)         *             *
John P. White..............................................        20,000             *             *
All directors and executive officers as a group (13
  persons).................................................       769,038(15)      4.22%         3.49%

---------------
* Represents ownership of less than 1% of the outstanding shares of the Company's Common Stock.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed beneficially owned by the person holding such options and warrants. The percent of the outstanding shares of the Company's Common Stock for any person or group who as of December 31, 1995 beneficially owned any shares pursuant to options which are exercisable within 60 days of December 31, 1995 is calculated assuming all such options have been exercised in full and adding the number of shares subject to such options to the total number of shares issued and outstanding on December 31, 1995.

 (2) Includes 500,000 shares that may be acquired at or within 60 days of December 31, 1995 pursuant to the exercise of outstanding warrants.

 (3) Includes 400 shares owned by Mr. Browne's wife as to which Mr. Browne disclaims beneficial ownership. Includes 18,747 shares that may be acquired at or within 60 days of December 31, 1995 pursuant to the exercise of outstanding options. Also includes 21,750 shares owned by Cold Spring Harbor Laboratory, of which Mr. Browne is an executive officer. Mr. Browne disclaims beneficial ownership of the shares owned by Cold Spring Harbor Laboratory.

 (4) Includes 113,987 shares that may be acquired at or within 60 days of December 31, 1995 pursuant to the exercise of outstanding options.

 (5) Includes 185,003 shares that may be acquired at or within 60 days of December 31, 1995 pursuant to the exercise of outstanding options.

 (6) Includes 34,380 shares that may be acquired at or within 60 days of December 31, 1995 pursuant to the exercise of outstanding options.

 (7) Consists entirely of shares that may be acquired at or within 60 days of December 31, 1995 pursuant to the exercise of options.

 (8) Includes 27,899 shares that may be acquired at or within 60 days of December 31, 1995 pursuant to the exercise of outstanding options.

 (9) Includes 50,000 shares that may be acquired at or within 60 days of December 31, 1995 pursuant to the exercise of outstanding options.

(10) Excludes 1,250,000 shares owned by Becton Dickinson and Company, of which Mr. Miller is an executive officer. Mr. Miller disclaims beneficial ownership of such shares.

(11) Includes 103,256 shares that may be acquired at or within 60 days of December 31, 1995 pursuant to the exercise of outstanding options.

(12) Includes 25,500 shares that may be acquired at or within 60 days of December 31, 1995 pursuant to the exercise of outstanding options.

(13) Consists entirely of shares owned by Mr. Takata's wife, as to which Mr. Takata disclaims beneficial ownership.

(14) Includes 53,499 shares that may be acquired at or within 60 days of December 31, 1995 pursuant to the exercise of outstanding options.

(15) Includes 701,018 shares that may be acquired at or within 60 days of December 31, 1995 pursuant to the exercise of outstanding options.

                          DESCRIPTION OF CAPITAL STOCK

     As of the date of this Prospectus, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.01 per share.

COMMON STOCK

     As of December 31, 1995, there were 17,527,789 shares of Common Stock outstanding and held of record by 751 stockholders. The holders of Common Stock are entitled to one vote for each share of Common Stock on matters to be voted on by the stockholders of the Company. Holders of the Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. The Company has paid no cash dividends on any of its capital stock and does not anticipate paying cash dividends in the foreseeable future.

     In the event of a liquidation, dissolution of winding up of the Company, holders of Common Stock are entitled to share ratably and all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock (the issuance of which is not currently authorized by the Company's Certificate of Incorporation). The outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this Offering will be, fully paid and nonassessable. No pre-emptive rights, conversion rights, redemption rights or sinking fund provisions are applicable to the Common Stock.

REGISTRATION RIGHTS

     Several of the Company's collaborative partners are parties to agreements with the Company that grant these partners, as holders of shares of the Company's Common Stock, rights to have their shares of Common Stock registered under the Securities Act of 1933. Becton and HMRI have the right to demand registration of their shares subject to certain conditions and limitations. If the Company proposes to register any of its Common Stock for sale, Ciba, HMRI, and Pfizer have "piggyback" registration rights under which they have the right to include their shares in such registered offering initiated by the Company. The Company will pay all registration expenses (excluding underwriting discounts and commissions and, with certain exceptions, legal fees and costs of selling stockholders) arising from the inclusion of the selling stockholder shares in such registration.

DELAWARE TAKEOVER STATUTE

     In February 1988, a law regulating corporate takeovers (the "Takeover Law") took effect in Delaware. In certain circumstances, the Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock) for three years following the date on which such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of the Takeover Law with an express provision either in its original Certificate of Incorporation or in its Certificate of Incorporation or Bylaws resulting from an amendment approved by at least a majority of the outstanding voting shares. The Company is a Delaware corporation that is subject to the Takeover Law and has not "opted out" of its provisions.

     The foregoing provisions of Delaware law could have the effect of discouraging others from attempting hostile takeovers of the Company and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Common Stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock of the Company is The Bank of New York, 101 Barclay Street, New York, New York 10286.

                     UNDERWRITING AND PLAN OF DISTRIBUTION

     The Underwriters named below, acting through their representative, Robertson, Stephens & Company (the "Representative"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below (collectively, "the Underwritten Shares"). The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                 UNDERWRITER                               NUMBER OF SHARES
    ---------------------------------------------------------------------  ----------------
    Robertson, Stephens & Company LLC....................................      2,225,000
    Schroder Wertheim & Co. Incorporated.................................        200,000
    Cowen & Company......................................................        200,000
    Pacific Growth Equities, Inc.........................................        200,000
                                                                               ---------
              Total......................................................      2,825,000
                                                                               =========

     The Company has been advised by the Representative that the Underwriters propose to offer the Underwritten Shares to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than $0.31 per share, of which $0.10 may be reallowed to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 423,750 additional shares of Common Stock at the same price per share as the Company will receive for the 2,825,000 Underwritten Shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 2,500,000 Underwritten Shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the Underwritten Shares are being sold.

     The Company's officers and directors, Pfizer, HMRI, Ciba and Becton have agreed with the Representative for a period of 90 days from the date of this Prospectus (the "Lock-Up Period") not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any option to purchase any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock now owned or hereafter acquired directly by such holders or with respect to which they have or hereinafter acquire the power of disposition without the prior written consent of Robertson, Stephens & Company LLC, which may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements. The Company has agreed that during the Lock-Up Period, the Company will not, without the prior written consent of Robertson, Stephens & Company, issue, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the issuance of Common Stock upon the exercise of outstanding warrants or options and the Company's grant of options and issuance of stock under existing employee stock option and stock purchase plans.

     The Underwriting Agreement contains covenants of indemnity between the Underwriters and the Company against certain civil liabilities including liabilities under the Securities Act.

     The offering price for the Common Stock has been determined by negotiations among the Company and the Representative of the Underwriters, based largely upon the market price for the Common Stock as reported on the Nasdaq National Market.

     The rules of the Commission generally prohibit the Underwriters and other members of the selling group from making a market in the Company's Common Stock during the period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group intend to engage in passive market making the Company's Common Stock during such period.

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     In addition to the 2,825,000 Underwritten Shares of Common Stock to be sold pursuant to the Underwritten Offering, the Company is offering to BioChem the right to purchase directly from the Company in a concurrent offering 500,000 shares of Common Stock at a per share purchase price equal to the public offering price in the Underwritten Offering. Such purchase would be pursuant to an agreement between the Company and BioChem and not pursuant to the Underwriting Agreement. Robertson, Stephens & Company will receive from the Company a financial advisory fee for its services in connection with the BioChem Offering equal to 5% of BioChem's aggregate purchase price. The Underwriters will not receive any other compensation in connection with the BioChem Offering. There can be no assurance that the BioChem Offering will result in the purchase of any shares of Common Stock by BioChem.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Saul, Ewing, Remick & Saul, Philadelphia, Pennsylvania. Certain legal matters relating to the Underwritten Offering will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements included and incorporated by reference in this Prospectus have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto, copies of which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Statements contained in this Prospectus as to the contents of any contract or other document filed, or incorporated by reference, as an exhibit to the Registration Statement are qualified in all respects by such reference.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS:

                                                                                       PAGE
                                                                                      NUMBER
                                                                                      ------
Independent Auditors' Report........................................................    F-2
Consolidated Balance Sheets.........................................................    F-3
Consolidated Statements of Operations...............................................    F-4
Consolidated Statements of Stockholders' Equity.....................................    F-5
Consolidated Statements of Cash Flows...............................................    F-6
Notes to Consolidated Financial Statements..........................................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
  Oncogene Science, Inc.:

     We have audited the accompanying consolidated balance sheets of Oncogene Science, Inc. and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oncogene Science, Inc. and subsidiaries at September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1995 in conformity with generally accepted accounting principles.

     During fiscal 1994, the Company changed its method of accounting for income taxes and marketable securities to adopt the provisions of the Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes", and No. 115, "Accounting for Certain Investments in Debt and Equity Securities", respectively.

                                                  KPMG PEAT MARWICK LLP

Jericho, New York
December 1, 1995

                    ONCOGENE SCIENCE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS




                                                                        SEPTEMBER 30,            DECEMBER 31,
                                                                 ---------------------------    -------------
                                                                    1995            1994            1995
                                                                 -----------     -----------    -------------
                                                                                                 (Unaudited)
ASSETS
Current assets:
  Cash and cash equivalents...................................  $17,919,609     $   322,308      $  1,787,990
  Short-term investments......................................    8,866,957      17,835,583        22,296,727
  Receivables, including trade receivables of $163,132,
     $956,747 and $88,371 at September 30, 1995 and 1994 and
     December 31, 1995, respectively..........................    1,320,015       3,032,839         2,253,533
  Inventory...................................................           --       1,744,663                --
  Interest receivable.........................................       45,263         147,222            67,769
  Grants receivable...........................................      433,530         659,621           209,748
  Prepaid expenses............................................      518,150         445,464           652,024
                                                                -----------     -----------       -----------
          Total current assets................................   29,103,524      24,187,700        27,267,791
                                                                -----------     -----------       -----------
Property, equipment and leasehold improvements -- net.........    5,709,515       6,554,237         5,445,005
Other receivable..............................................      262,703         425,520           408,659
Loans to officers and employees...............................       25,516          85,516            25,464
Other assets..................................................      325,582         118,068           324,500
Intangible assets -- net......................................    8,630,581      10,669,859         8,267,392
                                                                -----------     -----------       -----------
                                                                $44,057,421     $42,040,900      $ 41,738,811
                                                                ===========     ===========       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.......................  $ 2,825,702     $ 2,522,171      $  1,806,902
  Current portion of unearned revenue.........................      150,041         457,384           193,166
                                                                -----------     -----------       -----------
          Total current liabilities...........................    2,975,743       2,979,555         2,000,068
                                                                -----------     -----------       -----------
Other liabilities:
  Long-term portion of unearned revenue.......................      165,839         216,588           151,509
  Accrued postretirement benefit cost.........................      366,203         188,443           399,329
                                                                -----------     -----------       -----------
          Total liabilities...................................    3,507,785       3,384,586         2,550,906
                                                                -----------     -----------       -----------
Stockholders' equity:
  Common stock, $.01 par value; 50,000,000 shares authorized,
     17,683,047 shares issued at September 30, 1995,
     16,564,715 shares issued at September 30, 1994 and
     17,750,310 shares issued at December 31, 1995............      176,830         165,647           177,503
  Additional paid-in capital..................................   66,735,375      61,199,670        66,998,116
  Accumulated deficit.........................................  (26,129,341)    (21,870,671)      (27,899,935)
  Cumulative foreign currency translation adjustment..........      (55,669)        (41,773)          (40,220)
  Unrealized holding gain (loss) on short-term investments....      (35,000)       (654,000)           95,000
                                                                -----------     -----------       -----------
                                                                 40,692,195      38,798,873        39,330,464
  Less: treasury stock, at cost; 222,521 shares at September
     30, 1995 and 1994 and December 31, 1995..................     (142,559)       (142,559)         (142,559)
                                                                -----------     -----------       -----------
          Total stockholders' equity..........................   40,549,636      38,656,314        39,187,905
                                                                -----------     -----------       -----------
Commitments and contingencies
                                                                $44,057,421     $42,040,900      $ 41,738,811
                                                                ===========     ===========       ===========

          See accompanying notes to consolidated financial statements.

                    ONCOGENE SCIENCE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                        THREE MONTHS ENDED
                                                  YEARS ENDED SEPTEMBER 30,                DECEMBER 31,
                                           ---------------------------------------   -------------------------
                                              1995          1994          1993          1995          1994
                                           -----------   -----------   -----------   -----------   -----------
                                                                                            (Unaudited)
Revenues:
     Collaborative program revenues,
       principally from related
       parties...........................  $ 9,685,856   $ 9,089,295   $ 9,396,609   $ 1,987,458   $ 2,318,374
     Sales...............................    4,286,540     4,937,917     4,827,185        29,042     1,313,689
     Other research revenue..............    1,892,603     2,272,277     1,864,227       259,748       575,918
                                            ----------    ----------    ----------    ----------    ----------
                                            15,864,999    16,299,489    16,088,021     2,276,248     4,207,981
                                            ----------    ----------    ----------    ----------    ----------
Expenses:
     Research and development............   13,523,043    12,125,210    10,659,806     2,683,262     3,076,965
     Production..........................    1,252,990     1,427,981     1,443,649        21,863       405,278
     Selling, general and
       administrative....................    7,140,208     7,487,090     6,429,701     1,331,539     1,874,429
     Amortization of intangibles.........    1,696,561     1,745,163     1,745,713       363,189       436,334
                                            ----------    ----------    ----------    ----------    ----------
                                            23,612,802    22,785,444    20,278,869     4,399,853     5,793,006
                                            ----------    ----------    ----------    ----------    ----------
          Loss from operations...........   (7,747,803)   (6,485,955)   (4,190,848)   (2,123,605)   (1,585,025)
                                            ----------    ----------    ----------    ----------    ----------
Other income (expense):
     Net investment income...............      834,830       858,904       930,428       364,524       220,672
     Other expense.......................      (66,086)      (96,873)      (45,622)      (11,513)      (26,634)
     Gain on sale of Research Products
       Business..........................    2,720,389       --            --            --            --
                                            ----------    ----------    ----------    ----------    ----------
Net loss.................................  $(4,258,670)  $(5,723,924)  $(3,306,042)  $(1,770,594)  $(1,390,987)
                                            ==========    ==========    ==========    ==========    ==========
Weighted average number of shares of
  common stock outstanding...............   16,757,370    16,335,000    16,080,000    17,476,343    16,342,604
                                            ==========    ==========    ==========    ==========    ==========
Net loss per weighted average share of
  common stock outstanding...............  $     (0.25)  $     (0.35)  $     (0.21)  $     (0.10)  $     (0.09)
                                            ==========    ==========    ==========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                    ONCOGENE SCIENCE, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                          UNREALIZED
                                                                                            HOLDING
                                                                              FOREIGN        GAIN
                           COMMON STOCK        ADDITIONAL                    CURRENCY      (LOSS) ON                    TOTAL
                       ---------------------     PAID-IN     ACCUMULATED    TRANSLATION   SHORT-TERM    TREASURY    STOCKHOLDERS'
                         SHARES      AMOUNT      CAPITAL       DEFICIT      ADJUSTMENT    INVESTMENTS     STOCK        EQUITY
                       ----------   --------   -----------   ------------   -----------   -----------   ---------   -------------
Balance at September
 30, 1992............  15,285,092   $152,851   $54,791,281   $(12,840,705)   $  --         $  --        $(142,559)   $41,960,868
Options exercised....     175,729      1,758       386,272        --            --            --           --            388,030
Issuance of common
  stock for employee
  purchase plan......         211          2           974        --            --            --           --                976
Sale of common stock
  and warrants to
  Marion Merrell
  Dow................   1,090,909     10,909     5,989,091        --            --            --           --          6,000,000
Foreign currency
  translation
  adjustment.........      --          --          --             --               771        --           --                771
Net loss.............      --          --          --          (3,306,042)      --            --           --         (3,306,042)
                       ----------   --------   -----------   ------------     --------     ---------    ---------    -----------
Balance of September
  30, 1993...........  16,551,941    165,520    61,167,618    (16,146,747)         771        --         (142,559)    45,044,603
Options exercised....      10,700        107        25,724        --            --            --           --             25,831
Issuance of common
  stock for employee
  purchase plan and
  other..............       2,074         20         6,328        --            --            --           --              6,348
Unrealized holding
  loss on short-term
  investments........      --          --          --             --            --          (654,000)      --           (654,000)
Foreign currency
  translation
  adjustment.........      --          --          --             --           (42,544)       --           --            (42,544)
Net loss.............      --          --          --          (5,723,924)      --            --           --         (5,723,924)
                       ----------   --------   -----------   ------------     --------     ---------    ---------    -----------
Balance at September
  30, 1994...........  16,564,715    165,647    61,199,670    (21,870,671)     (41,773)     (654,000)    (142,559)    38,656,314
Options exercised....     206,025      2,060       571,408        --            --            --           --            573,468
Issuance of common
  stock for employee
  purchase plan and
  other..............       3,216         32        10,523        --            --            --           --             10,555
Unrealized holding
  gain on short-term
  investments........      --          --          --             --            --           619,000       --            619,000
Sale of common stock
  to Ciba-Giegy......     909,091      9,091     4,953,774        --            --            --           --          4,962,865
Foreign currency
  translation
  adjustment.........      --          --          --             --           (13,896)       --           --            (13,896)
Net loss.............      --          --          --          (4,258,670)      --            --           --         (4,258,670)
                       ----------   --------   -----------   ------------     --------     ---------    ---------    -----------
Balance at September
  30, 1995...........  17,683,047    176,830    66,735,375    (26,129,341)     (55,669)      (35,000)    (142,559)    40,549,636
Options exercised
  (unaudited)........      66,154        662       259,196        --            --            --           --            259,858
Issuance of common
  stock for employee
  purchase plan and
  other
  (unaudited)........       1,109         11         3,545        --            --            --           --              3,556
Unrealized holding
  gain on short-term
  investments
  (unaudited)........      --          --          --             --            --           130,000       --            130,000
Foreign currency
  translation
  adjustment
  (unaudited)........      --          --          --             --            15,449        --           --             15,449
Net loss
  (unaudited)........      --          --          --          (1,770,594)      --            --           --         (1,770,594)
                       ----------   --------   -----------   ------------     --------     ---------    ---------    -----------
Balance at December
  31, 1995
  (unaudited)........  17,750,310   $177,503   $66,998,116   $(27,899,935)   $ (40,220)    $  95,000    $(142,559)   $39,187,905
                       ==========   ========   ===========   ============     ========     =========    =========    ===========

          See accompanying notes to consolidated financial statements.

                    ONCOGENE SCIENCE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                          THREE MONTHS ENDED
                                                             YEARS ENDED SEPTEMBER 30,                       DECEMBER 31,
                                                   ---------------------------------------------     ----------------------------
                                                      1995             1994             1993             1995            1994
                                                   -----------     ------------     ------------     ------------     -----------
                                                                                                             (Unaudited)
Cash flow from operating activities:
  Net loss.....................................    $(4,258,670)    $ (5,723,924)    $ (3,306,042)    $ (1,770,594)    $(1,390,987)
  Adjustments to reconcile net loss to net cash
    used by operating activities:
      Gain on sale of Research Products
        Business...............................     (2,720,389)         --               --               --              --
      Loss (gain) on sale of investments.......        118,141          --               --               (27,608)        --
      Depreciation and amortization............      1,037,044        1,165,809          955,952          341,240         323,233
      Amortization of intangibles..............      1,696,561        1,745,163        1,745,713          363,189         436,334
      Foreign exchange loss....................        (13,896)         (26,649)           5,319           15,449          11,474
      Changes in assets and liabilities, net of
        the effects of the sale of the Research
        Products Business:
          Receivables..........................      1,605,217          114,152       (1,052,526)        (933,518)        460,588
          Inventory............................        216,405         (197,570)        (132,236)         --              111,282
          Interest receivable..................        101,959         (107,890)         171,643          (22,506)       (117,109)
          Grants receivable....................        226,091          105,895         (497,240)         223,782         134,997
          Prepaid expenses.....................       (196,491)         (98,068)          27,674         (133,874)         46,322
          Other receivable.....................        162,817           92,090         (517,610)        (145,956)       (279,584)
          Other assets.........................       (234,378)          23,863         (115,851)           1,082           4,392
          Accounts payable and accrued
            expenses...........................       (586,276)         232,439          468,673       (1,018,800)       (375,977)
          Unearned revenue.....................       (358,092)         415,972         (209,500)          28,795         459,676
          Accrued postretirement benefit
            cost...............................        177,760           78,568          109,875           33,126          34,689
                                                   -----------      -----------      -----------     ------------     -----------
Net cash used by operating activities..........     (3,026,197)      (2,180,150)      (2,346,156)      (3,046,193)       (140,670)
                                                   -----------      -----------      -----------     ------------     -----------
Cash flows from investing activities:
  Additions to short-term investments..........     (3,723,180)      (5,918,880)     (29,092,688)     (15,772,162)       (499,687)
  Maturities and sales of short-term
    investments................................     13,192,665        9,135,823       25,827,272        2,500,000       1,756,725
  Additions to property, equipment and
    leasehold improvements.....................       (403,275)      (1,512,543)      (1,486,646)         (76,730)       (428,460)
  Disposition of equipment.....................        --               --                12,028          --              --
  Net change in loans to officers and
    employees..................................         10,400          (40,258)          (4,702)              52         --
  Proceeds from sale of Research Products
    Business...................................      6,000,000          --               --               --              --
  Other........................................        --               (15,897)          (4,548)         --               (7,900)
                                                   -----------      -----------      -----------     ------------     -----------
Net cash provided by (used in) investing
  activities...................................     15,076,610        1,648,245       (4,749,284)     (13,348,840)        820,678
                                                   -----------      -----------      -----------     ------------     -----------
Cash flows from financing activities:
  Proceeds from issuance of common stock,
    net........................................      4,962,865          --             6,000,000          --              --
  Proceeds from exercise of stock options,
    employee stock purchase plan and other.....        584,023           32,180          389,006          263,414           1,956
  Repayment of loan to stockholders............        --               --             1,000,000          --              --
                                                   -----------      -----------      -----------     ------------     -----------
Net cash provided by financing activities......      5,546,888           32,180        7,389,006          263,414           1,956
                                                   -----------      -----------      -----------     ------------     -----------
Net increase (decrease) in cash and cash
  equivalents..................................     17,597,301         (499,725)         293,566      (16,131,619)        681,964
Cash and cash equivalents at beginning of
  period.......................................        322,308          822,033          528,467       17,919,609         322,308
                                                   -----------      -----------      -----------     ------------     -----------
Cash and cash equivalents at end of period.....    $17,919,609     $    322,308     $    822,033     $  1,787,990     $ 1,004,272
                                                   ===========      ===========      ===========     ============     ===========

          See accompanying notes to consolidated financial statements.

                    ONCOGENE SCIENCE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993 AND
                 THREE MONTHS ENDED DECEMBER 31, 1995 AND 1994
        (INFORMATION AS OF DECEMBER 31, 1995 AND FOR THREE MONTHS ENDED
                    DECEMBER 31, 1995 AND 1994 IS UNAUDITED)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation

     The consolidated financial statements of the Company include the accounts of Oncogene Science, Inc. and its wholly owned subsidiaries Applied bioTechnology, Inc. and Oncogene Science S.A., a foreign subsidiary. All intercompany balances and transactions have been eliminated. The Company is engaged in the research and development of biopharmaceutical products for the treatment and diagnosis of cancer, cardiovascular and other human diseases associated with abnormalities of cell growth and control.

  (b) Revenue Recognition

     Collaborative research revenues represent funding arrangements for the conduct of research and development ("R&D") in the field of biotechnology and are recognized when earned in accordance with the terms of the contracts and the related development activities undertaken. Other research revenues are recognized pursuant to the terms of grants which provide reimbursement of certain expenses related to the Company's other R&D activities. Collaborative and other research revenues are accrued for expenses incurred in advance of the reimbursement and deferred for cash payments received in advance of expenditures. Such deferred revenues are recorded as revenue when earned. (See
Note 4)

     Revenue from the sale of diagnostic and research reagent products is recognized at time of shipment.

  (c) Patents and Goodwill

     As a result of the Company's research and development programs, including programs funded pursuant to the research and development funding agreements (See
Note 4), the Company has applied for a number of patents in the United States and abroad. Such patent rights are of significant importance to the Company to protect products and processes developed. Costs incurred in connection with patent applications for the Company's research and development programs have been expensed as incurred.

     Patents and goodwill acquired in connection with the acquisition of Applied bioTechnology's cancer business in October 1991, have been capitalized and are being amortized on a straight-line basis over the remaining lives of the respective patents, and over five years for goodwill. The Company continually evaluates the recoverability of its intangible assets by assessing whether the amortized value can be recovered through expected future results.

  (d) Research and Development Costs

     Research and development costs are charged to operations as incurred and include direct costs of research scientists and equipment and an allocation of laboratory facility and central service. In fiscal years 1995, 1994, and 1993 R&D activities include approximately $5,695,740, $3,516,000, and $3,012,000, of independent R&D, respectively. For the three months ended December 31, 1995 and 1994 (unaudited) R&D includes approximately $1,049,000 and $1,114,000 of independent R&D, respectively. Independent R&D represents those research and development activities, including research and development activities funded by government research grants, substantially all the rights to which the Company will retain. The balance of research and development represents expenses under the collaborative agreements funded by Pfizer Inc. (Pfizer), Becton Dickinson and Co.(Becton), Wyeth-Ayerst, a division of American Home Products (Wyeth), Marion Merrell Dow Inc. (Marion), Hoechst AG and Hoechst Roussel Pharmaceuticals, Inc.

                    ONCOGENE SCIENCE, INC. AND SUBSIDIARIES

(Hoechst Roussel). In July 1995, Marion, Hoechst AG and Hoechst Roussel merged forming a new company named Hoechst Marion Roussel, Inc. (HMRI).

  (e) Inventories

     Inventories represent principally diagnostics and research reagent products and are stated at the lower of standard costs (approximating average costs) or market. During fiscal 1995, the Company sold the business and certain assets, including inventory, of the Research Products Business. (See Note 3)

  (f) Depreciation and Amortization

     Depreciation of equipment is provided over the estimated useful lives of the respective asset groups on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives or the remaining term of their lease.

  (g) Income Taxes

     Effective October 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that the Company recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under SFAS No. 109, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the differences are expected to reverse.

     The adoption of SFAS No. 109 did not have any impact on the financial position or results of operations of the Company. The Company, in years prior to fiscal 1994, accounted for income taxes in accordance with Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes."

  (h) Loss Per Share

     Loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Common share equivalents (stock options) are not included in the computation since their inclusion would be anti-dilutive.

  (i) Cash and Cash Equivalents

     The Company includes as cash equivalents reverse repurchase agreements, treasury bills, and other time deposits with original maturities of three months or less.

  (j) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relative to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (k) Interim Financial Information

     Information as of December 31, 1995, and for the three months ended December 31, 1995 and 1994 is unaudited and, in the opinion of management, reflects all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of December 31, 1995, its results of operations and its cash flows for the three months ended December 31, 1995 and 1994. Certain reclassifica-

                    ONCOGENE SCIENCE, INC. AND SUBSIDIARIES
tions have been made to the prior financial statements to conform them to the current presentation. It is recommended that these consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto in the Company's 1995 Annual Report on Form 10-K. Results for interim periods are not necessarily indicative of results for the entire year.

  (2) Investments

     The Company invests its excess cash in U.S. Government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification of its cash investments and their maturities that should maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company uses the specific identification method to determine the cost of securities sold.

     The Company adopted SFAS No. 115, "Accounting for Investments in Certain Debt and Equity Securities," (SFAS No. 115) as of October 1, 1993. SFAS No. 115 requires securities classified as available for sale to be recorded at estimated fair value. The Company's short-term investments, which include United States Treasury obligations and corporate debt securities with original maturities in excess of one year, are classified as securities available for sale based upon management's current investment policy. Such investments, prior to the adoption of SFAS No. 115, were recorded at the lower of cost or estimated market value with aggregate declines in market value below amortized cost charged against earnings. Under SFAS No. 115, changes in the net unrealized gains or losses of available for sale securities are reported as a separate component in stockholder's equity. The adoption of SFAS No. 115 had no material impact on the Company's financial position.

     The following is a summary of available-for-sale securities as of December 31, 1995 and September 30, 1995 and 1994:

                    DECEMBER 31, 1995                                      GROSS
---------------------------------------------------------                UNREALIZED
                                                                           LOSSES        FAIR
                       (Unaudited)                            COST        (GAINS)        VALUE
                                                           -----------   ----------   -----------
US Treasury Securities and obligations of US Government
  agencies...............................................  $12,155,908   $   (2,281)  $12,153,627
Corporate debt securities................................   10,045,819       97,281    10,143,100
                                                           -----------   ----------   -----------
          Total..........................................  $22,201,727   $   95,000   $22,296,727
                                                            ==========    =========    ==========

                                                                           GROSS
                                                                         UNREALIZED
                                                                           LOSSES        FAIR
                   SEPTEMBER 30, 1995                         COST        (GAINS)        VALUE
---------------------------------------------------------  -----------   ----------   -----------
US Treasury Securities and obligations of US Government
  agencies...............................................  $ 6,232,027   $  (85,942)  $ 6,146,085
Corporate debt securities................................    2,669,930       50,942     2,720,872
                                                           -----------   ----------   -----------
          Total..........................................  $ 8,901,957   $  (35,000)  $ 8,866,957
                                                            ==========    =========    ==========

                                                                           GROSS
                                                                         UNREALIZED      FAIR
                   SEPTEMBER 30, 1994                         COST         LOSSES        VALUE
---------------------------------------------------------  -----------   ----------   -----------
US Treasury Securities and obligations of US Government
  agencies...............................................  $16,753,928   $ (458,000)  $16,295,928
Corporate debt securities................................    1,735,655     (196,000)    1,539,655
                                                           -----------   ----------   -----------
          Total..........................................  $18,489,583   $ (654,000)  $17,835,583
                                                            ==========    =========    ==========

                    ONCOGENE SCIENCE, INC. AND SUBSIDIARIES

     Realized losses on sales of investments during fiscal 1995 were approximately $149,000. The Company has not realized any significant gains or losses on the sale of its short-term investments during fiscal years 1994 and 1993 and the three months ended December 31, 1995 and 1994 (unaudited).

(3)  SALE OF RESEARCH PRODUCTS BUSINESS

     In August 1995, the Company sold certain assets and the business of the Research Products Business (Business) to Calbiochem-Novabiochem International, Inc. (Calbiochem) for $6.0 million in cash. The assets sold included the Business' line of research products sold or intended for sale to the academic, industrial and clinical research markets, existing inventory, property and equipment and certain other assets. The Company retained the trade accounts receivable and accounts payable outstanding on the date of sale. In connection with the sale, the Company wrote off the unamortized goodwill related to the Business of approximately $343,000. The sale resulted in a net gain of approximately $2.7 million.

     The Company also signed a sublease agreement with Calbiochem relating to the Cambridge facility for a term of three years, at an annual payment equal to 50% of the Company's fixed lease payment and related facility costs, plus certain operating costs or approximately $448,000 per annum.

(4)  PRODUCT DEVELOPMENT CONTRACTS

     Effective April 1, 1986, the Company entered into a collaborative research agreement (the "Agreement") with Pfizer. On December 14, 1990, the Company and Pfizer entered into an agreement to extend the Agreement ("Extension Agreement") for up to an additional five years effective April 1, 1991. Pursuant to the Extension Agreement, Pfizer agreed to provide the Company with up to $16,225,000 in research funding, essentially on a ratable basis, over the five-year period ending April 1, 1996. In consideration for the funding commitments by Pfizer, the Company has granted to Pfizer certain rights to human cancer therapeutic products developed by the Company.

     On October 4, 1991, the Company and Becton established a collaborative research program to develop cancer diagnostic products. The Company and Becton share equally the cost of discovery phase and pre-clinical research and development. If Food and Drug Administration ("FDA") approval is obtained, these products will be sold to the clinical markets by Becton. The Company will retain some manufacturing rights. Unless terminated by either party, the collaborative research program will continue for an initial five-year term through September 30, 1996.

     Effective December 31, 1991, the Company entered into a collaborative research agreement with Wyeth. This agreement was extended and expanded in January 1994 for an additional 3 years to provide for additional funding of approximately $4,300,000.

     Effective January 1, 1993, the Company and Marion entered into a collaborative research and license agreement to identify and develop transcription-based drugs to treat certain indications in the area of cardiovascular disease. The agreement provided for payments to the Company of $11,000,000 in research funding and license fees over a five year period through December 31, 1997. Marion invested $6,000,000 in common stock (See Note 8(b)). The payments with respect to 1996 and 1997 are being consolidated into a proposed new research agreement.

     On January 4, 1993, the Company and Hoechst AG entered into a collaborative research agreement to jointly develop gene transcription-based drugs to treat certain indications in the areas of inflammation, viral infection and metabolic diseases. In April 1994, the Company and Hoechst Roussel, a unit of Hoechst AG, entered into a collaborative agreement to discover and develop gene transcription-based drugs to treat Alzheimer's disease.

                    ONCOGENE SCIENCE, INC. AND SUBSIDIARIES

     In July 1995, Marion was acquired by an affiliate of Hoechst AG and with Hoechst Roussel, merged into one entity, HMRI. All of the Company's collaborative agreements with Marion, Hoechst AG and Hoechst Roussel have continued under HMRI. The Company expects the related programs to continue under one overall agreement in the future.

     In April 1995, the Company entered into an agreement with Ciba-Geigy, Ltd. ("Ciba") to expand the scope of the two companies' collaborative efforts with respect to the development of TGF-(Beta)3 for the treatment of oral mucositis and other indications. Under the agreement, the Company will fund development through Phase I clinical trials and Ciba will fund Phase II and III clinical trials. Ciba will pay the Company $10 million if, and at the time, it decides to initiate Phase IIB or III clinical trials or, at the option of Ciba, within four years of the agreement date. The payment will be characterized, at Ciba's option, as a milestone payment or a purchase of the Company's common stock at the higher of $5.50 per share or the then current market price. In exchange for such payment, Ciba's license will be expanded to include all other indications for TGF-(Beta)3.

     Under the terms of aforementioned collaborative research agreements, the collaborative partners will pay the Company royalties ranging from 2% to 10% of net sales of products resulting from these research programs. To date, the Company has not received any royalties pursuant to these agreements. The Company or its collaborative partners may terminate each of the collaborative research programs upon the occurrence of certain events.

     Total collaborative research revenues under the aforementioned agreements are as follows:

                                                                                 THREE MONTHS ENDED
                                         YEARS ENDED SEPTEMBER 30,                  DECEMBER 31,
                                    ------------------------------------     ---------------------------
                                       1995         1994         1993            1995           1994
                                    ----------   ----------   ----------     ------------   ------------
                                                                                     (Unaudited)
Related Parties:
  Pfizer..........................  $3,505,427   $3,373,573   $4,768,606      $  748,309     $  845,001
  Becton..........................   1,400,094    1,392,314    1,334,534         248,469        334,825
  HMRI............................   3,405,335    3,026,532    2,211,936         640,680        813,548
                                    ----------   ----------   ----------      ----------     ----------
                                    $8,310,856   $7,792,419   $8,315,076      $1,637,458     $1,993,374
  Other...........................   1,375,000    1,296,876    1,081,533         350,000        325,000
                                    ----------   ----------   ----------      ----------     ----------
  Total...........................  $9,685,856   $9,089,295   $9,396,609      $1,987,458     $2,318,374
                                    ==========   ==========   ==========      ==========     ==========

(5)  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements are recorded at cost and consist of the following:

                                                                                           DECEMBER 31,
                                                                  SEPTEMBER 30,            -------------
                                            ESTIMATED       --------------------------         1995
                                          LIFE (YEARS)         1995          1994          -------------
                                          -------------     ----------   -------------      (Unaudited)
Laboratory equipment....................      5-15          $6,765,012    $ 6,376,997       $  6,816,462
Office furniture and equipment..........      5-10           1,622,524      1,708,534          1,636,045
Automobile equipment....................        3               12,697         12,697             12,697
Leasehold improvements..................  Life of lease      4,176,290      4,214,228          4,188,048
                                                            ----------     ----------       ------------
                                                            12,576,523     12,312,456         12,653,252
Less: accumulated depreciation and
  amortization..........................                     6,867,008      5,758,219          7,208,247
                                                            ----------     ----------       ------------
Net property, equipment and leasehold
  improvements..........................                    $5,709,515    $ 6,554,237       $  5,445,005
                                                            ==========     ==========       ============

                    ONCOGENE SCIENCE, INC. AND SUBSIDIARIES

(6)  INTANGIBLE ASSETS

     The components of intangible assets are as follows:

                                                           SEPTEMBER 30,            DECEMBER 31,
                                                     --------------------------     ------------
                                                        1995          1994              1995
                                                     ----------   -------------     ------------
                                                                                    (Unaudited)
    Patents........................................  $7,945,038    $  8,712,250      $7,753,235
    Goodwill.......................................     685,543       1,957,609         514,157
                                                     ----------     -----------      ----------
                                                     $8,630,581    $ 10,669,859      $8,267,392
                                                     ==========     ===========      ==========

     The above amounts reflect accumulated amortization of $5,808,119, $5,236,407 and $6,171,308 at September 30, 1995 and 1994, and December 31, 1995
(unaudited), respectively.

(7)  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses are summarized as follows:

                                                          SEPTEMBER 30,           DECEMBER 31,
                                                    -------------------------     ------------
                                                       1995           1994            1995
                                                    ----------     ----------     ------------
                                                                                  (Unaudited)
    Accounts payable..............................  $1,497,601     $1,326,744      $  400,387
    Accrued future lease escalations..............     355,516        282,718         373,665
    Accrued payroll and employee benefits.........     243,073        155,039         564,140
    Accrued incentive compensation................     424,705        426,189          90,000
    Accrued expenses..............................     304,807        331,481         378,717
                                                    ----------     ----------     ------------
                                                    $2,825,702     $2,522,171      $1,806,909
                                                     =========      =========      ==========

(8)  STOCKHOLDERS' EQUITY

  (a) Stock Option Plans

     The Company has established three stock option plans for its employees, officers, directors and consultants. The Plans are administered by the Compensation Committee of the Board of Directors, which may grant either non-qualified or incentive stock options. The Committee determines the exercise price and vesting schedule at the time the option is granted. Options vest over various periods and may expire no later than 10 years from date of grant. The total authorized shares under these plans is 3,400,000.

     The following table summarizes changes in the number of common shares subject to options in the stock option plans:

                                                                                   THREE MONTHS ENDED
                                                 YEARS ENDED SEPTEMBER 30,            DECEMBER 31,
                                           -------------------------------------   ------------------
                                             1995          1994          1993              1995
                                           ---------     ---------     ---------   ------------------
                                                                                      (Unaudited)
Beginning of period......................  2,048,325     1,644,945     1,278,045        2,021,279
Granted-$3.50 to $4.13 per share in 1995;
  $4.00 to $4.75 per share in 1994; $4.38
  to $5.25 per share in 1993;............    803,000       475,500       498,000         --
Exercised................................   (206,025)      (10,700)     (109,729)         (66,154)
Cancelled................................   (624,021)      (61,420)      (21,371)          (2,759)
                                           ---------     ---------     ---------        ---------
End of period-$1.75 to $5.63 per share...  2,021,279     2,048,325     1,644,945        1,952,366
                                           =========     =========     =========        =========
Exercisable..............................    952,883     1,081,874       790,899          958,732
                                           =========     =========     =========        =========

                    ONCOGENE SCIENCE, INC. AND SUBSIDIARIES

     At December 31, 1995, the Company has reserved 1,952,366 shares (unaudited) of its authorized common stock for all shares issuable under option.

     On March 22, 1995, the Company granted the right to current option holders to surrender their current options in exchange for replacement options on the basis of three replacement options for four options surrendered. The exercise price of the replacement options was $3.50 per share, which was greater than the market price on the date of exchange. The replacement options vested 25% upon grant with the remaining 75% vesting pro rata on a monthly basis over the following three years. Option holders surrendered 606,000 options in exchange for 454,500 replacement options.

  (b) Sale of Stock to Marion

     In December 1992, the Company entered into the common stock purchase and common stock warrant purchase agreements with Marion. The company issued 1,090,909 shares of common stock at $5.50 per share and a warrant to purchase up to 500,000 additional shares at $5.50 per share which are exercisable during the period December 1994 to December 1999. The proceeds to the Company were $6,000,000.

  (c) Sale of Stock to Ciba

     On April 19, 1995, Ciba purchased 909,091 shares of the Company's common stock at $5.50 per share for an aggregate purchase price of $5,000,000.

  (d) Stock Purchase Plan

     On May 1, 1993, the Company adopted an Employee Stock Purchase Plan under which eligible employees may contribute up to 10% of their base earnings toward the quarterly purchase of the Company's Common Stock. The employees purchase price is derived from a formula based on the fair market value of the common stock. No compensation expense is recorded in connection with the plan. During fiscal 1995, 1994 and 1993, 3,216, 2,074 and 211 shares were issued with 18, 13 and 10 employees participating in the plan, respectively. During the three month periods ended December 31, 1995 and 1994 (unaudited), 709 and 651 shares were issued with 16 and 12 employees participating in the plan, respectively.

(9)  INCOME TAXES

     There is no provision (benefit) for federal or state income taxes, since the Company has incurred operating losses since inception and has established a valuation allowance equal to the total deferred tax asset.

                    ONCOGENE SCIENCE, INC. AND SUBSIDIARIES

     The tax effect of temporary differences, net operating loss carryforwards and research and development tax credit carryforwards as of September 30, 1994 and 1995 and December 31, 1995 are as follows:

                                                           SEPTEMBER 30,
                                                    ----------------------------     DECEMBER 31,
                                                        1995            1994             1995
                                                    ------------     -----------     ------------
                                                                                     (Unaudited)
Deferred tax assets:
Net operating loss carryforwards..................  $  8,122,444     $ 6,421,863     $  8,700,000
Research & development credits....................       554,838         373,500          575,000
Inventory.........................................       --              838,361          --
Intangible assets.................................     1,274,336         863,220        1,350,000
Other.............................................       469,396         227,958          470,000
                                                     -----------      ----------     ------------
                                                    $ 10,421,014     $ 8,724,902     $ 11,095,000
Valuation allowance...............................   (10,421,014)     (8,724,902)     (11,095,000)
                                                     -----------      ----------     ------------
                                                    $    --          $   --          $    --
                                                     ===========      ==========     ============

     As of December 31, 1995, the Company has available federal net operating loss carryforwards of approximately $25 million (unaudited) which will expire in various years from 1999 to 2010, and may be subject to certain annual limitations. The Company's research and development tax credit carry forwards noted above expire in various years through from 1999 to 2010.

(10)  COMMITMENTS AND CONTINGENCIES

  (a) Lease Commitments

     The Company leases office, operating and laboratory space under various lease agreements.

     Rent expense was approximately $750,000, $743,000, $656,000, $176,000 and
$178,000 for the fiscal years ended September 30, 1995, 1994, and 1993, respectively and for the three months ended December 31, 1995 and 1994 (unaudited), respectively.

     The following is a schedule of future minimum rental payments required as of December 31, 1995, assuming expiration of the lease for the Uniondale facility on June 30, 2006 and the Cambridge facility on December 31, 2003.

Nine months ended September 30, 1996 (unaudited).................................  $  441,000
Fiscal years ended 1997..........................................................     619,375
                   1998..........................................................     627,163
                   1999..........................................................     644,288
                   2000..........................................................     682,163
                   2001 and thereafter...........................................   3,637,311
                                                                                    ---------
                                                                                   $6,651,300
                                                                                    =========

  (b) Contingencies

     The Company has received several letters from other companies and universities advising the Company that various products being marketed and research being conducted by the Company may be infringing on existing patents of such entities. These matters are presently under review by management and outside counsel for the Company. Where valid patents of other parties are found by the Company to be in place, management will consider entering into licensing arrangements with the universities and/or other companies or discontinu-

                    ONCOGENE SCIENCE, INC. AND SUBSIDIARIES
ing the sale or use of any infringing products. Management believes that the ultimate outcome of these matters will not have a material adverse effect on the financial position of the Company.

(11)  RELATED PARTY TRANSACTIONS

     Effective January 1, 1993, the Company compensates its independent outside directors on a $1,000 retainer per month. This amount increased to $1,500 effective January 1, 1995. For the years ended September 30, 1995, 1994 and 1993 and the three months ended December 31, 1995 and 1994 (unaudited) such fees amounted to $99,000, $66,000, $45,000 and $27,000 and $18,000 respectively. The
Company also has compensated four directors for consulting services performed. Two directors have consulting agreements, the other two were paid on a per diem basis. For the years ended September 30, 1995, 1994 and 1993, and the three months ended December 31, 1995 and 1994 (unaudited) consulting services in the amounts of $90,000, $85,000, $56,000, $22,500 and $22,500 respectively, were paid by the Company pursuant to these arrangements.

     One director is a partner in a law firm which represents the Company on its patent and license matters. Fees paid to this firm for the year ended September 30, 1995 are estimated to be approximately $260,000. Fees paid for this firm for the years ended September 30, 1994 and 1993 amounted to approximately $372,000 and $538,000, respectively. Fees paid to this firm for the three months ended December 31, 1995 and 1994 (unaudited) were approximately $65,000 and $12,000.

(12)  EMPLOYEE SAVINGS AND INVESTMENT PLAN

     The Company sponsors an Employee Savings and Investment Plan under Section 401(k) of the Internal Revenue Code. The plan allows employees to defer from 2% to 10% of their income on a pre-tax basis through contributions into designated investment funds. For each dollar the employee invests up to 6% of his or her earnings, the Company will contribute an additional 50 cents into the funds. For the years ended September 30, 1995, 1994, and 1993, the Company's expenses related to the plan were approximately $180,000, $168,000 and $131,000, respectively. For the three months ended December 31, 1995 and 1994 (unaudited) the Company's expenses related to the plan were approximately $22,000 and $33,000 respectively.

(13)  EMPLOYEE RETIREMENT PLAN

     On November 10, 1992, the Company adopted a plan which provides postretirement medical and life insurance benefits to eligible employees, board members and qualified dependents. Eligibility is determined based on age and service requirements. These benefits are subject to deductibles, co-payment provisions and other limitations.

     The Company utilizes SFAS No. 106, "Employer's Accounting for Post Retirement Benefits Other Than Pensions" to account for the benefits to be provided by the plan. Under SFAS No. 106, the cost of post-retirement medical and life insurance benefits is accrued over the active service periods of employees to the date they attain full eligibility for such benefits. As permitted by SFAS No. 106, the Company elected to amortize over a 20 year period the accumulated postretirement benefit obligation related to prior service costs.

                    ONCOGENE SCIENCE, INC. AND SUBSIDIARIES

     Net postretirement benefit cost for the years ended September 30, 1995 and 1994 and 1993 includes the following components:

                                                                1995        1994         1993
                                                              --------     -------     --------
Service cost for benefits earned during the period..........  $107,175     $65,830     $ 70,867
Interest cost on accumulated postretirement benefit
  obligation................................................    47,181      15,591       19,742
Amortization of unrecognized net loss (gain)................     5,855     (20,402)       --
Amortization of initial benefits attributable to past
  service...................................................    17,549      17,549       19,266
                                                               -------      ------      -------
Net postretirement benefit cost.............................  $177,760     $78,568     $109,875
                                                               =======      ======      =======

     Net postretirement benefit cost for the three months ended December 31, 1995 and 1994 (unaudited) were approximately $33,000 and $35,000.

     The accrued postretirement benefit cost at September 30, 1995 (most recent valuation date) and 1994 were as follows:

                                                                         1995          1994
                                                                       ---------     ---------
Accumulated post retirement benefit obligation -- fully eligible
  active plan participants...........................................  $ 790,437     $ 285,582
Unrecognized cumulative net gain (loss)..............................   (121,517)      223,127
Unrecognized transition obligation...................................   (302,717)     (320,266)
                                                                        --------      --------
Accrued postretirement benefit cost..................................  $ 366,203     $ 188,443
                                                                        ========      ========

     The accumulated postretirement benefit obligation was determined using a discount rate of 7.5 percent and a health care cost trend rate of approximately 12 percent decreasing to 6 percent in year 1999 and thereafter for 1995 and 1994. Increasing the assumed health care cost trend rates by one percentage point in each year and holding all other assumptions constant would increase the accumulated post-retirement benefit obligation as of September 30, 1995 and 1994 by approximately $106,000 and $94,000 respectively.

(14)  NEW ACCOUNTING PRONOUNCEMENTS

     In March 1995, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was issued which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain intangibles to be disposed of. SFAS No. 121 requires that long-lived assets and certain intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. SFAS No. 121 must be implemented no later than fiscal 1997. The adoption of SFAS No. 121 is not expected to have material impact on the Company's consolidated financial position or operating results.

     In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation", was issued which establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, SFAS No. 123 would permit the Company to continue to measure compensation costs for its stock option plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". If the Company elected to remain with its current accounting, the Company must make pro forma disclosures of net income and earnings (loss) per share as if the fair value based method of accounting had been applied. SFAS No. 123 must be implemented no later than fiscal 1997. The Company has not yet determined the valuation method it will employ or the effect on operating results of implementing SFAS No. 123.

                    ONCOGENE SCIENCE, INC. AND SUBSIDIARIES

(15) DEPENDENCE ON COLLABORATIVE RELATIONSHIPS

     The Company does not intend to conduct late-stage clinical trials, manufacturing or marketing activities with respect to any of its product candidates in the foreseeable future. The Company is dependent on the companies with which it collaborates for the preclinical testing, clinical development, regulatory approval, manufacturing and marketing of potential products developed under its collaborative research programs. The Company's collaborative agreements allow its collaborative partners significant discretion in electing to pursue or not to pursue any of these activities. The Company cannot control the amount and timing of resources its collaborative partners devote to the Company's programs or potential products. If any of the Company's collaborative partners were to breach or terminate its agreements with the Company or otherwise fail to conduct its collaborative activities successfully in a timely manner, the preclinical or clinical development or commercialization of product candidates or research programs could be delayed or terminated. Any such delay or termination could have a material adverse effect on the Company's business, financial condition and results of operations.

                                     [LOGO]

                                              Filed pursuant to Rule 424(b)(3)
                                        Registration Nos. 333-937 and 333-1699

                   (Alternate Page for BioChem Prospectus)

                                 [ONCOGENE LOGO]

                                 500,000 SHARES

                                  COMMON STOCK

     This Prospectus relates to a direct offering by Oncogene Science, Inc. ("Oncogene Science" or the "Company") to BioChem Pharma Inc. (the "BioChem Offering") of 500,000 shares of Common Stock at an offering price per share equal to the Price to Purchaser set forth below. See "BioChem Offering" and "Underwriting and Plan of Distribution."

     In addition to the Common Stock offered hereby directly by the Company, the Company is offering 2,825,000 shares of Common Stock through the Underwriters to the public in a concurrent firm commitment underwritten offering (the "Underwritten Offering," and together with the BioChem Offering, the "Offerings"). The shares being offered pursuant to the Underwritten Offering are being sold by the Company at the Price to Purchaser indicated below. The Company has granted the Underwriters of the Underwritten Offering an option to purchase up to 423,750 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting and Plan of Distribution."

                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
            TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================================
                                                  PRICE TO        FINANCIAL       PROCEEDS TO
                                                PURCHASER(1)    ADVISORY FEES      COMPANY(2)
------------------------------------------------------------------------------------------------
Per Share...................................       $9.125           $0.456           $8.669
------------------------------------------------------------------------------------------------
Total(2)....................................     $4,562,500        $228,125        $4,344,375
================================================================================================

(1) The Price to Purchaser in the BioChem Offering is equal to the public offering price in the Underwritten Offering. References to "Price to Public" in this Prospectus are deemed to be references to the above Price to Purchaser.

(2) Before deducting expenses payable by the Company estimated at $25,000, and excluding any proceeds to the Company from the Underwritten Offering.

                            ------------------------

                 The date of this Prospectus is March 14, 1996.

                            Description of Graphic

[The graphic omitted from page 28 is an illustration of the human cell, including the cell nucleus, depicting the processes of (i) gene transcription (production of messenger RNA from the gene's DNA) within the nucleus and (ii) the translation of messenger RNA into its corresponding target protein outside the nucleus.]